Exhibit 99.2
EXECUTION COPY
REED ELSEVIER CAPITAL INC.
U.S. $550,000,000 7.750% Notes Due 2014
U.S. $950,000,000 8.625% Notes Due 2019
Jointly and Severally Guaranteed by
REED ELSEVIER PLC
and REED ELSEVIER NV
UNDERWRITING AGREEMENT
January 13, 2009
Barclays Capital Inc.
Citigroup Global Markets Inc.
HSBC Securities (USA) Inc.
J. P. Morgan Securities Inc.
As Representatives of the several Underwriters
     named in Schedule 1
c/o Citigroup Global Markets Inc.
390 Greenwich St., 4th Floor
New York, New York 10013
Dear Ladies and Gentlemen:
          Each of Reed Elsevier Capital Inc., a Delaware corporation (the “Issuer”), Reed Elsevier PLC, a public limited company organized under the laws of England (“Reed Elsevier PLC”), and Reed Elsevier NV, a public company incorporated in The Netherlands with limited liability (“Reed Elsevier NV” and, together with Reed Elsevier PLC, the “Guarantors”) confirms its agreement with each Underwriter named in Schedule 1 hereto (the “Underwriters”) with respect to the issuance and sale by the Issuer from the date hereof of $550,000,000 in principal amount of the Issuer’s 7.750% Notes due 2014 (the “2014 Notes”) and $950,000,000 in principal amount of the Issuer’s 8.625% Notes due 2019 (the “2019 Notes”, and together with the 2014 Notes, the “Notes”). The Notes will be jointly and severally guaranteed (the “Guarantees”) by the Guarantors.
          The Notes will be issued under the Indenture, dated as of May 9, 1995, among the Issuer, the Guarantors and The Bank of New York Mellon, as successor to JP Morgan Chase Bank, N.A., (formerly The Chase Manhattan Bank, N.A.) as trustee (the “Trustee”) (as amended and supplemented, the “Indenture”).
          As used herein, the term “Reed Elsevier” means, collectively, the separate legal entities Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc, a public limited company incorporated in England, Elsevier Reed Finance BV, a private limited

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company organized under the laws of The Netherlands, and their respective subsidiaries. Any reference herein to the Registration Statement, the Base Prospectus, any Preliminary Prospectus or the Final Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 6 of Form F-3 which were filed under the Exchange Act on or before the Effective Date of the Registration Statement or the issue date of the Base Prospectus, any Preliminary Prospectus or the Final Prospectus, as the case may be; and any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement, the Base Prospectus, any Preliminary Prospectus or the Final Prospectus shall be deemed to refer to and include the filing of any document under the Exchange Act after the Effective Date of the Registration Statement or the issue date of the Base Prospectus, any Preliminary Prospectus or the Final Prospectus, as the case may be, deemed to be incorporated therein by reference. Certain terms used herein are defined in Section 20 hereof.
SECTION 1. REPRESENTATIONS AND WARRANTIES.
          The Issuer, and each Guarantor (jointly and severally on behalf of each other and on behalf of the Issuer), represents and warrants to each Underwriter as of the date hereof and as of the Closing Date (as defined herein) as follows:
          (a) General. The Issuer and the Guarantors have prepared and filed with the Commission an automatic shelf registration statement, as defined in Rule 405 (File No. 333-155717-01) on Form F-3, including a related Base Prospectus (the “Registration Statement”), for registration under the Act of the offering and sale of the Notes. Such Registration Statement, including any amendments thereto filed prior to the Execution Time, became effective upon filing. The Issuer may have filed with the Commission, as part of an amendment to the Registration Statement or pursuant to Rule 424(b), one or more preliminary prospectus supplements relating to the Notes, each of which has previously been furnished to you. The Issuer and the Guarantors will file with the Commission a final prospectus supplement relating to the Notes in accordance with Rule 424(b). As filed, such final prospectus supplement shall contain all information required by the Act and the rules thereunder, and, except to the extent the Representatives shall agree in writing to a modification, shall be in all substantive respects in the form furnished to you prior to the Execution Time or, to the extent not completed at the Execution Time, shall contain only such specific additional information and other changes (beyond that contained in the Base Prospectus and any Preliminary Prospectus) as the Issuer has advised you, prior to the Execution Time, will be included or made therein. The Registration Statement, at the Execution Time, meets the requirements set forth in
Rule 415(a)(1)(x).
          (b) Registration Statement, Final Prospectus and Indenture. On the Effective Date, the Registration Statement did, and when the Final Prospectus is first filed in accordance with Rule 424(b) and on the Closing Date (as defined herein), the Final Prospectus (and any supplement thereto) will, comply in all material respects with the applicable requirements of the Act, the Exchange Act and the Trust Indenture Act and the respective rules thereunder; on the Effective Date, the Registration Statement did not contain any untrue statement of a material fact or omit to state any material fact required

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to be stated therein or necessary in order to make the statements therein not misleading; on the Effective Date and on the Closing Date the Indenture did or will comply in all material respects with the applicable requirements of the Trust Indenture Act and the rules thereunder; and on the date of any filing pursuant to Rule 424(b) and on the Closing Date, the Final Prospectus (together with any supplement thereto) will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Issuer makes no representations or warranties as to (i) that part of the Registration Statement which shall constitute the Statement of Eligibility and Qualification (Form T-1) under the Trust Indenture Act of the Trustee or (ii) the information contained in or omitted from the Registration Statement or the Final Prospectus (or any supplement thereto) in reliance upon and in conformity with information furnished in writing to the Issuer or any of the Guarantors by or on behalf of any Underwriter through the Representatives specifically for inclusion in the Registration Statement or the Final Prospectus (or any supplement thereto), it being understood and agreed that the only such information furnished by or on behalf of any Underwriter consists of the information described as such in Section 7 hereof.
          (c) Disclosure Package. (i) The Disclosure Package and (ii) each electronic road show, when taken together as a whole with the Disclosure Package, does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The preceding sentence does not apply to statements in or omissions from the Disclosure Package based upon and in conformity with written information furnished to the Issuer or any of the Guarantors by any Underwriter through the Representatives specifically for use therein, it being understood and agreed that the only such information furnished by or on behalf of any Underwriter consists of the information described as such in Section 7 hereof.
          (d) Well-Known Seasoned Issuer. (i) At the time of filing the Registration Statement, (ii) at the time of the most recent amendment thereto for the purposes of complying with Section 10(a)(3) of the Act (whether such amendment was by post-effective amendment, incorporated report filed pursuant to Sections 13 or 15(d) of the Exchange Act or form of prospectus), (iii) at the time the Issuer or any person acting on its behalf (within the meaning, for this clause only, of Rule 163(c)) made any offer relating to the Notes in reliance on the exemption in Rule 163, and (iv) at the Execution Time (with such date being used as the determination date for purposes of this clause (iv)), the Issuer was or is (as the case may be) a “well-known seasoned issuer” as defined in Rule 405. The Issuer agrees to pay the fees, if any, required by the Commission relating to the Notes within the time required by Rule 456(b)(1) without regard to the proviso therein and otherwise in accordance with Rules 456(b) and 457(r).
          (e) Ineligible Issuer. (i) At the earliest time after the filing of the Registration Statement that the Issuer or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2)) of the Notes and (ii) as of the Execution Time (with such date being used as the determination date for purposes of this clause (ii)), the Issuer was not and is not an Ineligible Issuer (as defined in Rule 405),

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without taking account of any determination by the Commission pursuant to Rule 405 that it is not necessary that the Issuer be considered an Ineligible Issuer.
          (f) Issuer Free Writing Prospectus and Final Term Sheet. Each Issuer Free Writing Prospectus and the final term sheet prepared and filed pursuant to Section 2(c) hereto does not include any information that conflicts with the information contained in the Registration Statement, including any document incorporated therein by reference and any prospectus supplement deemed to be a part thereof that has not been superseded or modified. The foregoing sentence does not apply to statements in or omissions from any Issuer Free Writing Prospectus based upon and in conformity with written information furnished to the Issuer or any of the Guarantors by any Underwriter through the Representatives specifically for use therein, it being understood and agreed that the only such information furnished by or on behalf of any Underwriter consists of the information described as such in Section 7 hereof.
          (g) Due Incorporation. Each of the Issuer and the Guarantors is a duly incorporated and validly existing corporation under the laws of its jurisdiction of incorporation, in each case with corporate power and authority necessary to own or hold its respective properties and to conduct the business in which it is engaged as described in the Final Prospectus.
          (h) Ownership of Issuer. All of the issued ordinary shares of the Issuer have been duly authorized and validly issued and are fully paid and all of such shares are beneficially owned directly or indirectly by the Guarantors.
          (i) Validity of Agreement. Each of the Issuer and the Guarantors has the corporate power and authority necessary to execute and deliver this Agreement and perform its obligations hereunder, and this Agreement has been duly authorized, executed and delivered by the Issuer and the Guarantors and constitutes a valid and binding agreement of each of the Issuer and the Guarantors, respectively, enforceable in accordance with its terms, except as (i) rights to indemnity and contribution hereunder may be limited under applicable law, (ii) the enforceability hereof may be limited by bankruptcy, fraudulent conveyance, insolvency or other similar laws affecting creditors’ rights generally and (iii) the availability of equitable remedies may be limited by equitable principles of general applicability.
          (j) Validity of Indenture. Each of the Issuer and the Guarantors has the corporate power and authority necessary to execute and deliver the Indenture and perform its obligations thereunder and the Indenture has been duly authorized by each of the Issuer and the Guarantors, has been duly qualified under the Trust Indenture Act and has been executed and delivered by each of the Issuer and the Guarantors and constitutes a valid and binding agreement of the Issuer and the Guarantors, enforceable in accordance with its terms, except as (i) the enforceability thereof may be limited by bankruptcy, fraudulent conveyance, insolvency or similar laws affecting creditors’ rights generally and (ii) rights of acceleration and the availability of equitable remedies may be limited by equitable principles of general applicability.

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          (k) Validity of Notes and Guarantees. The Issuer has corporate power and authority necessary to execute and deliver the Notes and perform its obligations thereunder and the Notes have been duly authorized and, when executed and authenticated as provided in the Indenture and issued and delivered against payment therefor as provided in this Agreement, will constitute valid and binding obligations of the Issuer, entitled to the benefit of the Indenture, enforceable in accordance with their terms, except as (i) the enforceability thereof may be limited by bankruptcy, fraudulent conveyance, insolvency or similar laws affecting creditors’ rights generally and (ii) rights of acceleration and the availability of equitable remedies may be limited by equitable principles of general applicability; and each Guarantor has corporate power and authority necessary to execute and deliver the Guarantees and perform its obligations thereunder and the Guarantees have been duly authorized and, upon execution, authentication, issuance and delivery of, and payment for the Notes with the Guarantees endorsed thereon as provided in the Indenture and in this Agreement, such Guarantees will be duly executed and delivered and will constitute valid and binding obligations of such Guarantor, entitled to the benefits of the Indenture, enforceable in accordance with their terms, except as (i) the enforceability thereof may be limited by bankruptcy, fraudulent conveyance, insolvency or similar laws affecting creditors’ rights generally and (ii) rights of acceleration and the availability of equitable remedies may be limited by equitable principles of general applicability.
          (l) Status of Notes. The Notes will, when duly executed, authenticated and delivered, constitute direct, unconditional and, except as provided in the Indenture or the Notes, unsecured obligations of the Issuer and will rank pari passu among themselves at least equally with all other unsecured and unsubordinated indebtedness of the Issuer, whether now or hereafter outstanding and the Guarantees will, when duly executed and delivered, constitute direct, unconditional and, except as provided in the Indenture or the Guarantees, unsecured obligations of each Guarantor and will rank pari passu among themselves and at least equally with all other unsecured and unsubordinated indebtedness of such Guarantor, whether now or hereafter outstanding, except, in each case with respect to (x) obligations in respect of national and local taxes, and (y) other obligations given priority by mandatory provisions of law.
          (m) No Conflicts. The execution, delivery and performance of this Agreement and the Indenture, the issuance, authentication, sale and delivery of the Notes, the issuance of the Guarantees and the endorsement thereof on the Notes and the compliance by the Issuer and the Guarantors with the respective terms thereof, and the consummation of the transactions contemplated hereby and thereby will not conflict with or result in a breach under any agreement or instrument to which any of the Combined Businesses is a party or by which it is bound that is material to the Combined Businesses taken as a whole, nor will such action result in any violation of the provisions of the Certificate of Incorporation or By-Laws of the Issuer, the Memorandum and Articles of Association of Reed Elsevier PLC or the Articles of Association of Reed Elsevier NV or any statute or any order, filing, rule or regulation of any court or governmental agency or regulatory body having jurisdiction over the Combined Businesses.

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          (n) No Consents. No consent, approval, authorization or order of, or filing or registration or qualification with, or notification to, any court or governmental agency or body having jurisdiction over the Issuer or either Guarantor or any of its or their respective subsidiaries or any of its or their properties or assets is required for the execution, delivery and performance of this Agreement and the Indenture and the consummation of the transactions contemplated hereby and thereby by the Issuer and the Guarantors, including the issuance, authentication, sale and delivery of the Notes, and the issuance of the Guarantees and the endorsement thereof on the Notes, and in each such case compliance with the respective terms thereof, except (i) the registration of the Notes and Guarantees under the Act, (ii) such consents, approvals, authorizations, registrations or qualifications as may be required under the Trust Indenture Act, applicable United States state securities, Blue Sky or similar laws in connection with the purchase and distribution of the Notes by the Underwriters and (iii) such consents, approvals, authorizations, orders, filings, registrations, qualifications or notifications as shall have been obtained or made, as the case may be, prior to, and which will be in full force and effect on and as of, the Closing Date (as defined herein) or, if not so obtained or made or in full force and effect, as the case may be, would not (x) affect the validity, binding effect or enforceability of the Notes, the Indenture, this Agreement or the Guarantees or (y) (individually or in the aggregate) materially and adversely affect the condition (financial or otherwise) of the Combined Businesses, taken as a whole, or impair the Issuer’s or the Guarantors’ ability to perform its or their obligations under the Notes, the Indenture, this Agreement or the Guarantees.
          (o) Investment Company. Neither the Issuer nor either Guarantor is an “investment company” as defined in the United States Investment Company Act of 1940, as amended (the “Investment Company Act”), and the offer and sale of the Notes and the Guarantees in the United States will not subject the Issuer or either Guarantor to registration under, or result in a violation of, the Investment Company Act.
          (p) Description. The Notes, the Indenture and the Guarantees conform in all material respects to the descriptions thereof contained in the Disclosure Package and the Final Prospectus.
          (q) Material Change. Since the respective dates as of which information is given in the Disclosure Package and the Final Prospectus, there has not been any material adverse change in, or any adverse development which materially affects, the condition (financial or otherwise) results of operations, business or properties of the Combined Businesses, taken as a whole, in each case other than as set forth or contemplated in the Disclosure Package and the Final Prospectus exclusive of any supplement thereto.
          (r) Financial Statements. The audited financial statements incorporated by reference in the Disclosure Package and the Final Prospectus present and will present fairly in all material respects, as of the Closing Date (as defined herein), the financial condition, results of operations, changes in shareholders’ equity and cash flows of the entities referred to therein in conformity with International Financial Reporting Standards (“IFRS”) or U.S. generally accepted accounting principles (“U.S. GAAP”), as the case

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may be, as in effect as of the date of such audited financial information, at the dates and for the periods indicated, and have been, and will be as of the Closing Date (as defined herein), prepared in conformity with IFRS or U.S. GAAP, as the case may be, as in effect as of the date of such audited financial information applied on a consistent basis throughout the period or periods involved. The unaudited interim financial statements if any, and the related notes, incorporated by reference in the Disclosure Package and the Final Prospectus present and will present fairly in all material respects at the Closing Date (as defined herein) the financial condition and results of operations of the entities referred to therein at the dates and for the periods indicated in conformity with IFRS or U.S. GAAP, as the case may be, as in effect as of the date of such unaudited financial information (except for the absence of notes) applied on a consistent basis throughout the periods shown, subject to normally recurring changes resulting from year-end adjustments.
          (s) Auditors. The auditors who have certified the financial statements and issued the reports included in the Disclosure Package and the Final Prospectus are independent public accountants certified by the Public Company Accounting Oversight Board as required by the Act and Rules and Regulations.
          (t) Legal Proceedings. Except as disclosed in the Disclosure Package and the Final Prospectus, there are no legal or governmental proceedings pending against any of the Combined Businesses (i) which are required to be described in the Disclosure Package and the Final Prospectus or (ii) the ultimate resolution of which is expected by the Issuer or either Guarantor to have a material adverse effect on the condition (financial or otherwise), results of operations, business or properties of the Combined Businesses, taken as a whole, and, to the best of the knowledge of the Issuer and the Guarantors, no such proceedings are threatened.
          (u) No Defaults. None of the Combined Businesses is in violation of its corporate charter or by-laws or in default under any agreement, indenture or instrument, the effect of which violation or default would be material to the Combined Businesses, taken as a whole.
          (v) Rating. The Notes have been rated by a “nationally recognized statistical rating organization” (as that term is defined for purposes of Rule 436(g)(2) under the Act), including one or both of Moody’s Investor Services, Inc. and Standard & Poor’s Corporation.
          (w) Doing Business with Cuba. The Issuer confirms as of the date hereof, and each acceptance by the Issuer of an offer to purchase Notes will be deemed to be an affirmation, that the Issuer is in compliance with all provisions of Section 1 of Laws of Florida, Chapter 92-198, An Act Relating to Disclosure of Doing Business with Cuba, and the Issuer further agrees that if it commences engaging in business with the government of Cuba or with any person or affiliate located in Cuba after the date the Registration Statement becomes or has become effective with the Commission or with the Florida Department of Banking and Finance (the “Department”), whichever date is later, or if the information reported in the Disclosure Package and the Final Prospectus, if

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any, concerning the Issuer’s business with Cuba or with any person or affiliate located in Cuba changes in any material way, the Issuer will provide the Department notice of such business or change, as appropriate, in a form acceptable to the Department.
          (x) Sarbanes Oxley Compliance. The Issuer and the Guarantors have complied with the currently applicable provisions of the Sarbanes Oxley Act of 2002, and to their knowledge, the Issuer’s or Guarantors’ directors and officers named in the latest annual report of the Guarantors submitted to the Commission on form 20-F, in their capacities as such, have complied with the currently applicable provision, of the Sarbanes Oxley Act of 2002.
          (y) Sarbanes Oxley Compliance. The Issuer and the Guarantors maintain a system of internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the issuer; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Issuer and the Guarantors are being made only in accordance with authorizations of management and directors of the Issuer and Guarantors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Issuer’s or Guarantor’s assets that could have a material effect on the financial statements. The Issuer and the Guarantors’ internal controls over financial reporting are effective and neither the Issuer nor the Guarantors are aware of any material weakness in their internal controls over financial reporting.
          (z) Disclosure Controls. The Issuer and the Guarantors maintain “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) under the Exchange Act); such disclosure controls and procedures are effective.
          (aa) True and Complete Documents. The certificates delivered pursuant to paragraphs (j) and (k) of Section 6 hereof and all other documents delivered by the Issuer and the Guarantors or their representatives in connection with the issuance and sale of the Notes were on the dates on which they were delivered, or will be on the dates on which they are to be delivered, true and complete in all material respects.
          (bb) Exhibits. There are no contracts or other documents which are required to be described in the Disclosure Package and the Final Prospectus or filed as exhibits to the Registration Statement by the Act or by the Rules and Regulations which have not been described in the Disclosure Package and the Final Prospectus or filed as exhibits to such Registration Statement or incorporated therein by reference as permitted by the Act or by the Rules and Regulations or the rules and regulations of the Commission under the Exchange Act, as the case may be.

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          (cc) Documents Incorporated By Reference. The documents incorporated by reference into any Preliminary Prospectus or the Final Prospectus have been, and will be as of the Closing Date, prepared in conformity with the applicable requirements of the Act and the Rules and Regulations and the Exchange Act and the rules and regulations of the Commission thereunder, and none of such documents contained, or will contain as of the Closing Date, an untrue statement of a material fact or omitted, or will omit, to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and such documents have been, or will be, as of the Closing Date, timely filed as required thereby.
          (dd) Form F-3. The conditions for use of Form F-3 by the Issuer for the Registration Statement, as set forth in the General Instructions thereto, have been satisfied, and each of the Guarantors is a “foreign private issuer” (as defined in Rule 405 of the Rules and Regulations).
          (ee) Tax Residency of the Issuer. The Issuer is not resident in the United Kingdom for tax purposes and has no branch, business establishment or other fixed or permanent establishment in the United Kingdom, and interest will not be payable out of any branch, business establishment or other fixed or permanent establishment of the Issuer or any other property in the United Kingdom or out of any source of income in the United Kingdom and the Notes are not secured on any property situated in the United Kingdom and interest paid to a non-United Kingdom resident is not otherwise generally subject to United Kingdom taxation.
          (ff) Tax Residency of Reed Elsevier PLC. Reed Elsevier PLC is solely resident in the United Kingdom for United Kingdom tax purposes and has no branch, business establishment or other fixed or permanent establishment outside the United Kingdom.
          (gg) Foreign Corrupt Practices Act. None of the Combined Businesses is aware of or has taken any action that would result in a violation by the Combined Businesses of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”); and the Combined Businesses and, to the knowledge of the Issuer and the Guarantors, the affiliates of the Issuer have conducted their businesses in compliance with the FCPA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.
          (hh) Money Laundering Laws. The operations of the Combined Businesses are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements and the money laundering statutes and the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency with jurisdiction over any of the Combined Businesses (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving any of the Combined Businesses with

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respect to the Money Laundering Laws is pending or, to the best knowledge of the Issuer or the Guarantors threatened.
          (ii) Office of Foreign Assets Control. None of the Combined Businesses is currently subject to any sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and the Combined Businesses will not directly or indirectly use the proceeds of the offering of the Notes hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.
          SECTION 2. COVENANTS OF THE ISSUER AND THE GUARANTORS.
          The Issuer and each of the Guarantors covenant and agree:
          (a) Delivery of Signed Registration Statement. To furnish promptly to the Representatives and their counsel one signed copy of the Registration Statement as originally filed and each amendment or supplement thereto including all consents and exhibits filed therewith.
          (b) Delivery of Other Documents. To deliver promptly to the Representatives, and in such number as they may reasonably request, each of the following documents: (i) conformed copies of the Registration Statement and each amendment thereto, (ii) the Base Prospectus, (iii) each Preliminary Prospectus, (iv) the Final Prospectus and (v) each Issuer Free Writing Prospectus and any supplement thereto as the Representatives may reasonably request. The Issuer will pay the expenses of printing or other production of all documents relating to the offering.
          (c) Final Term Sheet. To prepare a final term sheet, containing solely a description of final terms of the Notes and the offering thereof, in the form approved by you and attached as Schedule 2 hereto and to file such term sheet pursuant to Rule 433(d) within the time required by such Rule.
          (d) Revisions to Disclosure Package — Material Changes. If, at any time prior to the filing of the Final Prospectus pursuant to Rule 424(b), any event occurs as a result of which the Disclosure Package would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made or the circumstances then prevailing not misleading, the Issuer will (i) notify promptly the Representatives so that any use of the Disclosure Package may cease until it is amended or supplemented; (ii) amend or supplement the Disclosure Package to correct such statement or omission; and (iii) supply any amendment or supplement to the Underwriters in such quantities as they may reasonably request.
          (e) Revisions to Final Prospectus — Material Changes. If the delivery of a prospectus is required at any time after the Closing Date in connection with the offering or sale of the Notes or any other securities relating thereto and if at such time

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any event has occurred as a result of which the Final Prospectus would include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading, or if it is necessary at any time to amend the Final Prospectus to comply with the Act or the Exchange Act or the respective rules thereunder, to notify the Representatives promptly, in writing, to suspend solicitation of purchases of the Notes; and to promptly advise the Representatives by telephone (with confirmation in writing) and to promptly prepare and file with the Commission an amendment or supplement which will correct such statement or omission or an amendment which will effect such compliance.
          (f) Copies of Filings with Commission. Prior to filing with the Commission (i) any amendment or supplement to the Registration Statement, (ii) any amendment or supplement to any prospectus or (iii) any material document filed with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act including but not limited to any interim or annual report of the Guarantors submitted to the Commission on Form 6-K (“Form 6-K”) or Form 20-F (“Form 20-F”), as the case may be, under the Exchange Act and the rules and regulations thereunder or any amendment of or supplement to any such document, to furnish a copy to the Representatives.
          (g) Notice to Representatives of Certain Events. To advise the Representatives immediately (i) when any post-effective amendment to the Registration Statement relating to or covering the Notes and Guarantees becomes effective, (ii) of any request or proposed request by the Commission, whether written or oral, for an amendment or supplement to the Registration Statement, to the Disclosure Package or the Final Prospectus, to any material document filed with or submitted to the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act including but not limited to any interim or annual report of the Guarantors submitted to the Commission on Form 6-K or Form 20-F, as the case may be, under the Exchange Act and the rules and regulations thereunder or for any additional information, and the Issuer and the Guarantors will afford the Representatives a reasonable opportunity to comment on any such proposed amendment or supplement, (iii) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or of any part thereof or any order directed to the Disclosure Package or the Final Prospectus or any document incorporated therein by reference or the initiation or threat of any stop order proceeding, (iv) of receipt by the Issuer or either Guarantor of any notification with respect to the suspension of the qualification of the Notes and Guarantees for sale in any jurisdiction or the initiation or threat of any proceeding for that purpose, (v) of any downgrading in the rating of the Notes or any other debt securities of Reed Elsevier by any “nationally recognized statistical rating organization” (as defined for purposes of Rule 436(g) under the Act), or if any such organization shall have informed the Issuer or the Guarantors or made any public announcement that any such organization has under surveillance or review, or intends to or may potentially decrease, its rating of any debt securities of Reed Elsevier (other than an announcement with positive implications of a possible upgrading, and no implication of a possible downgrading of such rating) as soon as the Issuer or either Guarantor is so informed or learns of any such downgrading or public announcement and (vi) of the happening of any event which makes untrue any statement of a material fact made in the Registration Statement, the Disclosure Package

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or the Final Prospectus or which requires the making of a change in such Registration Statement, Disclosure Package or Final Prospectus in order to make any material statement therein not misleading.
          (h) Stop Orders. If the Commission shall issue a stop order suspending the effectiveness of the Registration Statement, to make every reasonable effort to obtain the lifting of that order at the earliest possible time.
          (i) Earnings Statements. As soon as practicable, but not later than 18 months after the date of each acceptance by the Issuer of an offer to purchase Notes hereunder, to make generally available to its security holders and to the security holders of the Guarantors, and to deliver to the Representatives an earnings statement of the Guarantors (such earnings statement to include information with respect to the Issuer to the same extent such information is presented in the Registration Statement) covering a period of at least 12 months beginning after the later of (i) the effective date of the Registration Statement, (ii) the effective date of the most recent post-effective amendment to the Registration Statement to become effective prior to the date of such acceptance and (iii) the date of the Guarantor’s most recent Annual Report on Form 20-F filed with the Commission prior to the date of such acceptance which will satisfy the provisions of Section 11(a) of the Act (including, at the option of the Guarantors, Rule 158 of the Rules and Regulations).
          (j) Free Writing Prospectus. The Issuer agrees that, unless it has or shall have obtained the prior written consent of the Representatives, and each Underwriter, severally and not jointly, agrees with the Issuer that, unless it has or shall have obtained, as the case may be, the prior written consent of the Issuer, it has not made and will not make any offer relating to the Notes that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a “free writing prospectus” (as defined in Rule 405) required to be filed by the Issuer with the Commission or retained by the Issuer under Rule 433 of the Act, other than a free writing prospectus containing the information contained in the final term sheet prepared and filed pursuant to Section 2(c); provided that the prior written consent of the parties hereto shall be deemed to have been given in respect of the free writing prospectuses included in Schedule 3 hereto and any electronic road show. Any such Issuer Free Writing prospectus consented to by the Representatives or the Issuer is hereinafter referred to as a “Permitted Free Writing Prospectus.” The Issuer agrees that (x) it has treated and will treat, as the case may be, each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus and (y) it has complied and will comply, as the case may be, with the requirements of Rules 164 and 433 applicable to any Permitted Free Writing Prospectus, including in respect of timely filing with the Commission, legending and record keeping.
          (k) Blue Sky Qualifications. To endeavor, in cooperation with the Representatives, to qualify the Notes and Guarantees for offering and sale under the securities laws of such jurisdictions within the United States as the Representatives may designate, and to maintain such qualifications in effect for as long as may be required for the distribution of the Notes; and to file such statements and reports as may be required by the laws of each jurisdiction in which the Notes and Guarantees have been qualified as

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above; provided that in connection therewith the Issuer and the Guarantors shall not be required to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction or to take any other action that would subject it to service of process in suits in any jurisdiction other than those arising out of the offering or sale of the Notes in such jurisdiction or to register as a dealer in securities or to become subject to taxation in any jurisdiction.
          (l) Clearance. To cooperate with the Representatives and use their reasonable best efforts to permit the Notes to be eligible for clearance and settlement through the facilities of DTC.
          (m) Use of Proceeds. To apply the net proceeds from the sale of the Notes as set forth in the Disclosure Package and the Final Prospectus.
          (n) Issuance of Debt. Between the date of this Agreement and the Closing Date, not to offer, sell, guarantee, or enter into any agreement to sell, any debt securities of the Issuer, other than borrowings under revolving credit agreements and lines of credit, borrowings from any other entity within Reed Elsevier, the private placement of securities and issuances of commercial paper.
          (o) Stabilization or Manipulation. Not to take, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under the Exchange Act or otherwise, stabilization or manipulation of the price of any of its securities to facilitate the sale or resale of the Notes.
SECTION 3. PURCHASE OF THE NOTES BY THE UNDERWRITERS.
          On the basis of the representations and warranties contained in, and subject to the terms and conditions of this Agreement, the Issuer agrees to issue and to sell to the several Underwriters, and each of the Underwriters, severally and not jointly, agrees to purchase the principal amount of the 2014 Notes set forth opposite that Underwriter’s name in Schedule 1 hereto at a purchase price equal to 99.394% of the principal amount of the 2014 Notes, plus accrued interest, if any, from January 16, 2009 and the principal amount of the 2019 Notes set forth opposite that Underwriter’s name in Schedule 1 hereto at a purchase price equal to 99.162% of the principal amount of the 2019 Notes, plus accrued interest, if any from January 16, 2009.
          The Issuer and the Guarantors shall not be obligated to deliver any of the Notes to be delivered except upon payment for all the Notes to be purchased as provided herein.
SECTION 4. DELIVERY OF AND PAYMENT FOR THE NOTES.
          Delivery of and payment for the Notes shall be made at the office of Cravath, Swaine & Moore LLP, Worldwide Plaza, 825 Eighth Avenue, New York, NY 10019, at 10:00 A.M., New York City time, on the fifth full Business Day following the date of this Agreement or at such other date or place as shall be determined by agreement between the Underwriters and the Issuer. This date and time are sometimes

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referred to as the “Closing Date”. On the Closing Date, the Issuer shall deliver or cause to be delivered through the facilities of The Depository Trust Company the Notes to the Representatives for the account of each Underwriter against payment to or upon the order of the Issuer of the purchase price by wire transfer in immediately available funds. Time shall be of the essence (except that the Issuer will not be responsible for any delay resulting from any action or inaction of any Underwriter) and delivery at the time and place specified pursuant to this Agreement is a further condition of the obligations of each Underwriter hereunder. The Notes will be evidenced by one or more global certificates in definitive form (the “Global Note”) and will be registered in the name of Cede & Co. as nominee of The Depositary Trust Company. The Issuer shall make the Global Note available for inspection by the Representatives in New York, New York, not later than 2:00 P.M., New York City time, on the Business Day prior to the Closing Date.
SECTION 5. PAYMENT OF EXPENSES.
          The Issuer and the Guarantors will pay or cause to be paid, (a) the costs incident to the authorization, issuance, sale, authentication, transfer and delivery of the Notes and the Guarantees and any taxes payable in that connection; (b) the costs incident to the preparation, printing and filing of the Registration Statement and any amendments and exhibits thereto, each Preliminary Prospectus, the Final Prospectus and each Issuer Free Writing Prospectus and each amendment or supplement to any of them and to the preparation of this Agreement and the Indenture; (c) the costs of mailing and delivering the Registration Statement as originally filed and each amendment thereto and any post-effective amendments thereof (including, in each case, exhibits), each Preliminary Prospectus, the Final Prospectus and any amendment or supplement to any of them; (d) the costs incident to the preparation, printing, authentication, issuance and delivery of certificates for the Notes, including any stamp duty, transfer taxes, stock exchange tax, securities transaction tax, value-added tax or any other tax or duty payable in the U.S., England or The Netherlands with respect to the authorization, issuance, sale and delivery of the Notes by the Issuer or the Guarantees by either Guarantor, respectively; (e) the costs of registering the Notes under the Exchange Act and listing the Notes on the New York Stock Exchange; (f) the fees and expenses of qualifying the Notes and Guarantees under the securities laws of the several jurisdictions as provided in Section 2(l) and of preparing, printing and distributing a Blue Sky Memorandum and a Legal Investment Survey (including related reasonable fees and expenses of counsel to the Underwriters); (g) any fees charged by rating agencies for rating the Notes; (h) the costs of preparing the Notes and the Guarantees; (i) the costs of any filings, if any, required to be made with the Financial Industry Regulatory Authority, including filing fees and the reasonable fees and expenses of counsel for the Underwriters relating to such filings; (j) the cost and charges of any transfer agent, registrar or paying agent; (k) the fees and expenses of the Trustee and the reasonable fees and disbursements of counsel for the Trustee; (l) all advertising expenses in connection with the offering of the Notes incurred with the consent of the Issuer or the Guarantors; (m) the fees and disbursements of counsel and accountants to the Issuer and the Guarantors, and (n) all other costs and expenses incident to the performance of the respective obligations of the Issuer and the Guarantors hereunder provided that, except as provided in this Section 5, the Underwriters shall pay their own costs and expenses and any transfer taxes on the Notes.

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SECTION 6. CONDITIONS OF OBLIGATIONS OF THE UNDERWRITERS.
          The respective obligations of the several Underwriters under this Agreement to purchase the Notes is subject to the accuracy of the representations and warranties of the Issuer and the Guarantors contained herein on the Closing Date, to the accuracy of the statements of the officers of the Issuer and the Guarantors made in any certificate furnished pursuant to the provisions hereof, to the performance by the Issuer and the Guarantors of their obligations hereunder, and to each of the following additional terms and conditions:
          (a) Registration Statement. The Final Prospectus as amended or supplemented with respect to such Notes and Guarantees shall have been filed with the Commission pursuant to Rule 424(b) under the Act within the applicable time period prescribed for such filing by the Rules and Regulations; the final term sheet contemplated by Section 2(c) hereto, and any other material required to be filed by the Issuer pursuant to Rule 433(d) under the Act, shall have been filed with the Commission within the applicable time periods prescribed for such filings by Rule 433; no stop order suspending the effectiveness of the Registration Statement or any part thereof or any notice objecting to its use shall have been issued and no stop order proceeding shall have been initiated or threatened by the Commission; any request of the Commission, whether written or oral, for inclusion of additional information in any Registration Statement or any prospectus or otherwise shall have been complied with; and the Issuer and the Guarantors shall not have filed with the Commission any amendment or supplement to the Registration Statement or any prospectus without the consent of the Representatives.
          (b) No Suspension of Sale of the Notes. No order suspending the sale of the Fixed Rate Notes or the Floating Rate Notes in any jurisdiction designated by the Representatives pursuant to Section 2(l) hereof shall have been issued, and no proceeding for that purpose shall have been initiated or threatened.
          (c) Ratings Downgrade. Since the date hereof, there shall not have occurred any downgrading in the ratings accorded the Notes or any other securities of Reed Elsevier by any “nationally recognized statistical rating organization” (as that term is defined by the Commission for purposes of Rule 436(g) under the Act) and no such organization shall have informed the Issuer or the Guarantors or made any public announcement that such organization has under surveillance or review, or intends to or may potentially decrease, its rating of the Notes or any other securities of Reed Elsevier (other than an announcement with positive implications of a possible upgrading, and no implication of a possible downgrading, of such rating).
          (d) Opinion of Reed Elsevier PLC’s Counsel. The Representatives shall have received on the Closing Date an opinion of Freshfields Bruckhaus Deringer LLP, English solicitors to Reed Elsevier PLC, dated the Closing Date, substantially in the form set forth in Exhibit A.
          (e) Opinion of Reed Elsevier NV’s Counsel. The Representatives shall have received on the Closing Date an opinion of Freshfields Bruckhaus Deringer LLP,

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Dutch counsel to Reed Elsevier NV, dated the Closing Date, substantially in the form set forth in Exhibit B.
          (f) Opinion of U.S. Counsel. The Representatives shall have received on the Closing Date an opinion and negative assurance letter of Simpson Thacher & Bartlett LLP, United States counsel to the Issuer and the Guarantors, dated the Closing Date, substantially in the form set forth in Exhibit C.
          (g) Opinion of Underwriters’ Counsel. The Representatives shall have received on the Closing Date an opinion and letter from Underwriters’ counsel, Cravath, Swaine & Moore LLP, dated the Closing Date, with respect to the issuance and sale of the Notes, the Registration Statement, the Disclosure Package, the Final Prospectus and other related matters as the Underwriters may reasonably require, and the Issuer shall have furnished to such counsel such documents as they reasonably request for the purpose of enabling them to pass upon such matters.
          (h) Comfort Letters. The Representatives shall have received a letter or letters dated the date hereof, in form and substance satisfactory to the Representatives prepared by (i) Deloitte Accountants B.V., Amsterdam, The Netherlands and Deloitte LLP, London, England, independent accountants and auditors of Reed Elsevier; (ii) Deloitte LLP, London, England, independent accountants and auditors of Reed Elsevier PLC; and (iii) Deloitte Accountants B.V., Amsterdam, The Netherlands, independent accountants and auditors of Reed Elsevier NV. In addition, the Representatives shall have received a letter or letters dated the Closing Date, in form and substance satisfactory to the Representatives prepared by Deloitte & Touche LLP, Atlanta, Georgia, independent accountants and auditors of ChoicePoint Inc.
          (i) Bring-down Comfort Letter. With respect to the letters referred to in the preceding paragraph (h) and delivered to the Representatives concurrently with the execution of this Agreement (the “initial letters”), the accountants shall have furnished to the Representatives a letter or letters (the “bring-down letters”), addressed to the Underwriters and dated the Closing Date (i) confirming that they are independent public accountants within the meaning of the Securities Act and are in compliance with the applicable requirements relating to the qualifications of accountants under the rules and regulations of the Commission under the Act, (ii) stating with respect to matters involving changes or developments since the respective dates as of which specific financial information is given in the Final Prospectus, as of the date of the bring-down letters, the conclusions and findings of such firm with respect to the financial information and other matters covered by the initial letters and (iii) confirming in all material respects the conclusions and findings set forth in the initial letters.
          (j) Issuer’s Certificate. The Issuer shall have furnished to the Representatives on the Closing Date a certificate, dated the Closing Date, of its President or Vice President and its Treasurer or an Assistant Treasurer stating that:
     (i) The representations, warranties and agreements of the Issuer in Section 1 hereof are true and correct as of the Closing Date; the Issuer has complied with all

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of its agreements contained herein; and the conditions set forth in Sections 6(a) and 6(b) hereof have been fulfilled; and
     (ii) They have carefully examined the Registration Statement, the Disclosure Package and the Final Prospectus and, in their opinion, (A) the Registration Statement, as of its effective date, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, (B) each of the Disclosure Package and the Final Prospectus does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (C) since the date of the most recent financial statements included in the Disclosure Package and the Final Prospectus, there has not occurred any event required to be set forth in an amended or supplemented prospectus which has not been so set forth.
          (k) Guarantors’ Certificate. The Representatives shall have received on the Closing Date a certificate, dated the Closing Date, of the chairman, chief executive officer or chief financial officer of Reed Elsevier PLC and a certificate, dated the Closing Date, of a member of the Executive Board of Reed Elsevier NV, each stating that:
     (i) The representations, warranties and agreements of such Guarantor in Section 1 hereof are true and correct as of the Closing Date; such Guarantor has complied with all its agreements contained herein; and the conditions set forth in Sections 6(a) and 6(b) hereof have been fulfilled; and
     (ii) They have carefully examined the Registration Statement, the Disclosure Package and the Final Prospectus and, in their opinion, (A) each Registration Statement, as of its effective date, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, (B) each of the Disclosure Package and the Final Prospectus does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, (C) since the date of the most recent financial statements included in the Disclosure Package and the Final Prospectus, there has not occurred any event required to be set forth in an amended or supplemented prospectus which has not been so set forth, and (D) since the date of the most recent financial statements included or incorporated by reference in the Registration Statement (exclusive of any amendment or supplement to such Registration Statement filed after the Execution Time), there has been no material adverse effect on the condition (financial or otherwise), earnings, business or properties of the Combined Businesses taken as a whole, except as set forth in or contemplated in the Disclosure Package and the Final Prospectus (exclusive of any amendment or supplement thereto).

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          (l) Additional Conditions. There shall not have occurred since the respective dates as of which information is given in the Disclosure Package and the Final Prospectus (i) any material adverse change in, or any adverse development which materially affects the condition (financial or otherwise), results of operations, business or properties of the Combined Businesses taken as a whole other than as set forth in or contemplated by the Disclosure Package and the Final Prospectus, or (ii) any (A)(1) suspension of trading in any securities issued by the Issuer or either Guarantor or (2) suspension or material limitation of trading generally on or by, as the case may be, the New York Stock Exchange, the London or Amsterdam Stock Exchanges or the United States over-the-counter market or the establishment of minimum prices on any of such exchanges or such market in any of the foregoing cases by the Commission or such exchange or other regulatory or governmental body having jurisdiction, (B) declaration of a general moratorium on commercial banking activities in New York, England or The Netherlands by either Federal, New York State, English or The Netherlands authorities, (C) outbreak or escalation of hostilities involving the United States or the United Kingdom or The Netherlands, declaration of a national emergency or war by the United States or the United Kingdom or The Netherlands or any other calamity or crisis or (D) material adverse change in the existing financial, political or general economic conditions in the United States or the United Kingdom or The Netherlands, including any effect of international conditions on such conditions in the United States or the United Kingdom or The Netherlands, that, in the judgment of the Representatives, is material and adverse and (iii) in the case of any of the events specified in clauses (ii)(A) through (ii)(D), such event singly or together with any other such event makes it, in the judgment of the Representatives, impracticable or inadvisable to market or sell the Notes on the terms and in the manner contemplated herein.
          (m) Other Information and Documentation. Prior to the Closing Date, the Issuer and the Guarantors shall have furnished to the Representatives such further information, certificates and documents as the Representatives or counsel to the Representatives may reasonably request.
          All opinions, letters, evidence and certificates mentioned above or elsewhere in this Agreement which are not stated as being in a form previously approved by the Representatives shall be deemed to be in compliance with the provisions hereof only if they are in the form and substance reasonably satisfactory to counsel for the Representatives.
          The documents required to be delivered by this Section 6 shall be delivered at the offices of Cravath, Swaine & Moore LLP, counsel for the Underwriters, at Worldwide Plaza, 825 Eighth Avenue, New York, NY 10019, on the Closing Date.
SECTION 7. INDEMNIFICATION AND CONTRIBUTION.
          (a) The Issuer and the Guarantors, jointly and severally, shall indemnify and hold harmless each Underwriter, the directors, officers, employees and agents of each Underwriter and each person, if any, who controls any Underwriter within the meaning of either the Act or the Exchange Act from and against any loss, claim, damage or liability,

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joint or several, and any action in respect thereof, to which they or any of them may become subject, under the Act, the Exchange Act or other federal or state statutory law or regulation, at common law or otherwise, insofar as such loss, claim, damage, liability or action arises out of, or is based upon, any untrue statement or alleged untrue statement of a material fact contained in the registration statement for the registration of the Notes as originally filed or in any amendment thereof, or in the Base Prospectus, any Preliminary Prospectus or any other preliminary prospectus supplement relating to the Notes, the Final Prospectus, any Issuer Free Writing Prospectus or the information contained in the final term sheet required to be prepared and filed pursuant to Section 2(c) hereto, or in any amendment thereof or supplement thereto, or arises out of, or is based upon, the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading and shall reimburse each such indemnified person for any legal and other expenses reasonably incurred by such indemnified person in investigating or defending or preparing to defend against any such loss, claim, damage, liability or action, as such expenses are incurred provided, however, that the Issuer and the Guarantors shall not be liable in any such case to the extent that any such loss, claim, damage, liability or action arises out of, or is based upon, any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Issuer or any of the Guarantors by or on behalf of any Underwriter through the Representatives specifically for inclusion therein. The Issuer acknowledges that the statements set forth in the fourth, fifth, sixth, eighth, ninth and tenth paragraphs under the caption “Underwriting” in the Preliminary Prospectus and the Final Prospectus constitute the only information furnished in writing by or on behalf of the several Underwriters for inclusion in any Preliminary Prospectus, the Final Prospectus or any Issuer Free Writing Prospectus. The foregoing indemnity agreement is in addition to any liability which the Issuer or the Guarantors may otherwise have to any Underwriter or any controlling person of any Underwriter.
          (b) Each Underwriter, severally and not jointly, shall indemnify and hold harmless the Issuer and the Guarantors, each of their respective directors, employees, each of the officers who signed the Registration Statement, any person, if any, who controls any of the Issuer or the Guarantors within the meaning of the Act or the Exchange Act, the U.S. authorized representative of the Guarantors and any person nominated to become a director of the Issuer who signed a consent filed with the Registration Statement from and against any loss, claim, damage or liability, joint or several, or any action in respect thereof, to which an Issuer or Guarantor or any such controlling person may become subject under the Act, the Exchange Act, federal or state statutory law or regulation, at common law or otherwise, insofar as such loss, claim, damage, liability or action arises out of, or is based upon any untrue statement or alleged untrue statement of a material fact contained in the registration statement for the registration of the Notes as originally filed or in any amendment thereof, or in the Base Prospectus, any Preliminary Prospectus or any other preliminary prospectus supplement relating to the Notes, the Final Prospectus, any Issuer Free Writing Prospectus or the information contained in the final term sheet required to be prepared and filed pursuant to Section 2(c) hereto, or in any amendment thereof or supplement thereto, or arises out of or is based upon the omission or alleged omission to state therein a material fact required

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to be stated therein or necessary to make the statements therein not misleading, in each case to the same extent as the foregoing indemnity from the Issuer to each Underwriter, but only with reference to written information relating to such Underwriter furnished to the Issuer or the Guarantors by or on behalf of such Underwriter through the Representatives specifically for inclusion in the documents referred to in the foregoing indemnity. The Issuer acknowledges that the statements set forth the fourth, fifth, sixth, eighth, ninth and tenth paragraphs under the caption “Underwriting” in the Preliminary Prospectus and the Final Prospectus constitute the only information furnished in writing by or on behalf of the several Underwriters for inclusion in any Preliminary Prospectus, the Final Prospectus or any Issuer Free Writing Prospectus.
          (c) Promptly after receipt by an indemnified party under subsection (a) or (b) of this Section 7 of notice of any claim or the commencement of any action, the indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party under subsection (a) or (b) of this Section 7, notify the indemnifying party in writing of the claim or the commencement of the action; provided that the failure to notify the indemnifying party shall not relieve it from any liability which it may have under this Section 7 except to the extent it has been materially prejudiced by such failure and, provided further, that the failure to notify the indemnifying party shall not relieve it from any liability which it may have to an indemnified party otherwise than under this Section 7. If any such claim or action shall be brought against an indemnified party, and it shall notify the indemnifying party thereof, the indemnifying party shall be entitled to participate therein, and, to the extent that it wishes, jointly with any other similarly notified indemnifying party, to assume the defense thereof with counsel satisfactory to the indemnified party. After notice from the indemnifying party to the indemnified party of its election to assume the defense of such claim or action, the indemnifying party shall not be liable to the indemnified party under this Section 7 for any legal or other expenses subsequently incurred by the indemnified party in connection with the defense thereof other than reasonable costs of investigation; provided that any indemnified party shall have the right to retain its own counsel (including local counsel), and the indemnifying party shall bear the reasonable fees, costs and expenses of such separate counsel if (i) the use of counsel chosen by the indemnifying party to represent the indemnified party would present such counsel with a conflict of interest, (ii) the actual or potential defendants in, or targets of, any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be legal defenses available to it and/or other indemnified parties which are different from or additional to those available to the indemnifying party, (iii) the indemnifying party shall not have employed counsel reasonably satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of the institution of such action or (iv) the indemnifying party shall authorize the indemnified party to employ separate counsel at the expense of the indemnifying party. It is understood that the indemnifying party shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the fees and expenses of more than one separate counsel (in addition to any local counsel) for all such indemnified parties and that all such fees and expenses shall be reimbursed as they are incurred. Such firm shall be designated in writing by the relevant Underwriter or Underwriters in the case of parties indemnified pursuant to paragraph (a) above and by the Issuer and the Guarantors in the

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case of parties indemnified pursuant to paragraph (b) above. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by this Section 7, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by such indemnifying party of such request and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.
          (d) If the indemnification provided for in this Section 7 shall for any reason be unavailable to or insufficient to hold harmless an indemnified party under Section 7(a) or 7(b) hereof in respect of any loss, claim, damage or liability, or any action in respect thereof, referred to therein, then each indemnifying party shall, in lieu of indemnifying such indemnified party, contribute to the amount paid or payable by such indemnified party as a result of such loss, claim, damage or liability, or action in respect thereof, (i) in such proportion as shall be appropriate to reflect the relative benefits received by the Issuer and the Guarantors on the one hand and the relevant Underwriter on the other from the offering of the Notes or (ii) if the allocation provided by clause (i) above is not permitted by applicable law or for any reason, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Issuer and the Guarantors on the one hand and such Underwriter on the other with respect to the statements or omissions or actions which resulted in such loss, claim, damage or liability, or action in respect thereof, as well as any other relevant equitable considerations. The relative benefits received by the Issuer and the Guarantors on the one hand and an Underwriter on the other with respect to the offering of Notes shall be deemed to be in the same proportion as the net proceeds from such offering (before deducting expenses) received by the Issuer on the one hand, and the total underwriting discounts and commissions received by the Underwriters with respect to the Notes purchased under this Agreement, on the other hand, bear to the total gross proceeds from the offering of the Notes under this Agreement, in each case as set forth in the table on the cover page of the Final Prospectus. The relative fault shall be determined by reference to whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Issuer or the Guarantors on the one hand or the Underwriter, on the other, the intent of the parties and their respective knowledge, access to information and opportunity to correct or prevent such statement or omission. For purposes of the preceding two sentences, the net proceeds deemed to be received by the Issuer shall be deemed to be also for the benefit of the Guarantors and information supplied by the Issuer shall also be deemed to have been

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supplied by the Guarantors. The Issuer, the Guarantors and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 7 were to be determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to herein. The amount paid or payable by an indemnified party as a result of the loss, claim, damage or liability, or action in respect thereof, referred to above in this Section 7 shall be deemed to include, for purposes of this Section 7, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 7, none of the Underwriters shall be responsible for any amount in excess of the underwriting discount or commission applicable to the Notes purchased by such Underwriter hereunder. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Underwriters’ obligations to contribute as provided in this Section 7(d) are several in proportion to their respective underwriting obligations and not joint.
SECTION 8. REPRESENTATIONS, WARRANTIES AND OBLIGATIONS TO SURVIVE DELIVERY.
          The respective indemnities, agreements, representations, warranties and other statements of the Issuer and the Guarantors and the Underwriters contained in this Agreement, or made by or on behalf of them, respectively, pursuant to this Agreement, shall remain operative and in full force and effect, regardless of any investigation made by or on behalf of any Underwriter or any officer, director, employee or any person controlling such Underwriter or by or on behalf of the Issuer and the Guarantors or any person controlling the Issuer or the Guarantors, and shall survive each delivery of and payment for any of the Notes. The provisions of Sections 7 and 11 shall survive the termination or cancellation of this Agreement.
SECTION 9. TERMINATION.
          The obligations of the Underwriters hereunder may be terminated by the Representatives by notice given to and received by the Issuer prior to delivery of and payment for the Notes, if, prior to that time, any of the events described in Sections 6(c) or 6(l) shall have occurred or if the Underwriters shall decline to purchase the Notes for any reason permitted under this Agreement.
SECTION 10. DEFAULTING UNDERWRITERS.
          If, on the Closing Date, any Underwriter defaults in the performance of its obligations to purchase the Notes under this Agreement, the remaining non-defaulting Underwriters shall be obligated to purchase the Notes which the defaulting Underwriter agreed but failed to purchase on the Closing Date in the respective proportions which the principal amount of Notes set forth opposite the name of each remaining non-defaulting Underwriter in Schedule 1 hereto bears to the aggregate principal amount of Notes set forth opposite the names of all the remaining non-defaulting Underwriters in Schedule 1

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hereto; provided, however, that the remaining non-defaulting Underwriters shall not be obligated to purchase any of the Notes on the Closing Date if the aggregate principal amount of the Notes which the defaulting Underwriter or Underwriters agreed but failed to purchase on such date exceeds 9.09% of the Notes to be purchased on the Closing Date, and any remaining non-defaulting Underwriter shall not be obligated to purchase more than 110% of the principal amount of Notes which it agreed to purchase on the Closing Date pursuant to the terms of Section 3. If the foregoing maximums are exceeded, the remaining non-defaulting Underwriters, or those other underwriters satisfactory to the Representatives who so agree, shall have the right, but shall not be obligated, to purchase, in such proportion as may be agreed upon among them, all the Notes to be purchased on the Closing Date. If the remaining Underwriters or other underwriters satisfactory to the Representatives do not elect to purchase the Notes which the defaulting Underwriter or Underwriters agreed but failed to purchase on the Closing Date, this Agreement shall terminate without liability on the part of any non-defaulting Underwriter or the Issuer or either Guarantor, except that the Issuer and the Guarantors will continue to be liable for the payment of expenses to the extent set forth in Section 5. As used in this Agreement, the term “Underwriter” includes, for all purposes of this Agreement unless the context requires otherwise, any party not listed in Schedule 1 hereto who, pursuant to this Section 10, purchases Notes which a defaulting Underwriter agreed but failed to purchase.
          Nothing contained herein shall relieve a defaulting Underwriter of any liability it may have to the Issuer or any Guarantor or any non-defaulting Underwriter for damages caused by its default. If other underwriters are obligated or agree to purchase the Notes of a defaulting or withdrawing Underwriter, either the Representatives or the Issuer may postpone the Closing Date for up to seven full Business Days in order to effect any changes that in the opinion of counsel for the Issuer and the Guarantors or counsel for the Underwriters may be necessary in any Registration Statement, the Prospectus or in any other document or arrangement.
SECTION 11. REIMBURSEMENT OF UNDERWRITERS’ EXPENSES.
          If the Issuer shall fail to tender the Notes and Guarantees for delivery to the Underwriters by reason of any failure, refusal or inability on the part of the Issuer or any Guarantor to perform any agreement on its part to be performed, or because any other condition of the Underwriters’ obligations hereunder required to be fulfilled by the Issuer or any Guarantor is not fulfilled (other than by reason of any event described in Section 6(l), except for the suspension of trading or minimum prices of the securities of the Issuer or either Guarantor), the Issuer and the Guarantors, jointly and severally, will reimburse the Underwriters for all reasonable out-of-pocket expenses (including fees and disbursements of counsel) incurred by the Underwriters in connection with this Agreement and the proposed purchase of the Notes, and promptly following receipt of an invoice the Issuer and the Guarantors, jointly and severally, shall pay the full amount thereof to the Representatives. If this Agreement is terminated pursuant to Section 10 by reason of the default of one or more Underwriters, neither the Issuer nor any Guarantor shall be obligated to reimburse any defaulting Underwriter on account of those expenses.

24

SECTION 12. NOTICES.
          Except as otherwise provided herein, all notices and other communications hereunder shall be in writing and shall be deemed to have been given only if mailed or transmitted by any standard form of telecommunication. Notices to the Underwriters shall be directed as follows: Citigroup Global Markets Inc., Attn: General Counsel, 388 Greenwich Street, New York, NY 10013 (Fax no.: (212) 816-7912).
          Notices to the Issuer and the Guarantors shall be directed as follows: (i) Reed Elsevier Capital Inc., Charles Durante, Secretary, Reed Elsevier Capital Inc., 1105 North Market Street, Suite 942, Wilmington, DE 19801, Telephone No.: (302) 427-9299, Fax No.: (302) 429-7608; (ii) Reed Elsevier PLC, 1-3 Strand, London WC2N 5JR, United Kingdom, Attention: Steve Cowden, General Counsel, Telephone No.: 44-20-7166-5681, Fax No.: 44-20-7166-5659; and (iii) Reed Elsevier NV, Radarweg 29, 1043 NX Amsterdam, The Netherlands, Attention: Company Secretary, Telephone No.: 31-20-485-2905, Fax No.: 31-20-485-2032.
SECTION 13. BINDING EFFECT; BENEFITS.
          This Agreement shall be binding upon each Underwriter, the Issuer, the Guarantors, and their respective successors. This Agreement and the terms and provisions hereof are for the sole benefit of only those persons, except that (a) the representations, warranties, indemnities and agreements of the Issuer and the Guarantors contained in this Agreement shall also be deemed to be for the benefit of the directors, officers and employees of each Underwriter and the person or persons, if any, who control any Underwriter within the meaning of Section 15 of the Act, and (b) the representations, warranties, indemnities and agreements of the Underwriters contained in this Agreement shall be deemed to be for the benefit of directors of the Issuer and the Guarantors, officers of the Issuer and the Guarantors who have signed the Registration Statement, any person controlling the Issuer and the Guarantors and any person nominated to become a director of the Issuer who has signed a consent filed with the Registration Statement. Nothing in this Agreement is intended or shall be construed to give any person, other than the persons referred to in this Section, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein.
SECTION 14. NO FIDUCIARY DUTY
          The Issuer hereby acknowledges that (a) the purchase and sale of the Notes pursuant to this Agreement is an arm’s-length commercial transaction between the Issuer, on the one hand, and the Underwriters and any affiliate through which it may be acting, on the other, (b) the Underwriters are acting as principal and not as an agent or fiduciary of the Issuer and (c) the Issuer’s engagement of the Underwriters in connection with the offering and the process leading up to the offering is as independent contractors and not in any other capacity. Furthermore, the Issuer agrees that it is solely responsible for making its own judgments in connection with the offering (irrespective of whether any of the Underwriters has advised or is currently advising the Issuer on related or other

25

matters). The Issuer agrees that it will not claim that the Underwriters have rendered advisory services of any nature or respect, or owe an agency, fiduciary or similar duty to the Issuer, in connection with such transaction or the process leading thereto.
SECTION 15. INTEGRATION
          This Agreement supersedes all prior agreements and understandings (whether written or oral) between the Issuer and the Underwriters, or any of them, with respect to the subject matter hereof.
SECTION 16. GOVERNING LAW; COUNTERPARTS.
          This Agreement shall be governed by and construed in accordance with the laws of the State of New York without application of choice of law principles. This Agreement may be executed in counterparts and the executed counterparts shall together constitute a single instrument.
SECTION 17. WAIVER OF JURY TRIAL
          The Issuer hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.
SECTION 18. PARAGRAPH HEADINGS.
          The paragraph headings used in this Agreement are for convenience of reference only, and are not to affect the construction hereof or be taken into consideration in the interpretation hereof.
SECTION 19. SUBMISSION TO JURISDICTION; APPOINTMENT OF AGENT FOR SERVICE; CURRENCY INDEMNITY.
          (a) The Issuer and each Guarantor agrees that any legal suit, action or proceeding brought by any Underwriter or by each person, if any, who controls any Underwriter arising out of or based upon this Agreement may be instituted in any U.S. Federal or New York State court in the Borough of Manhattan, City of New York, New York, irrevocably waives any objection which it may now or hereafter have to laying of venue in any such suit, action or proceeding in any such court and irrevocably accepts and submits to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding. Each of the Issuer and the Guarantors hereby appoints Henry Horbaczewski, in his capacity as general counsel to Reed Elsevier Inc., or his successor in such capacity, at 125 Park Avenue, New York, New York 10017, as its authorized agent (the “Process Agent”) upon whom process may be served in any suit, action or proceeding based on this Agreement which may be instituted in any U.S. Federal or New York State court in the Borough of Manhattan, City of New York, New York, by any Underwriter or any such controlling person and expressly accepts the jurisdiction of any such court in respect of any such action. Such appointment shall be irrevocable. The Process Agent has agreed to act as said agent for service of process, and the Issuer and the Guarantors agree

26

to take any and all actions, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect as aforesaid. Service of process upon the Process Agent shall be deemed effective service of process upon the Issuer and the Guarantors; provided that nothing herein shall affect the right of any Underwriter or any person controlling any Underwriter to serve process in any other manner permitted by law. Notwithstanding the foregoing, any action against the Issuer or the Guarantors arising out of or based upon this Agreement may also be instituted by any Underwriter or any person controlling any Underwriter in any court in England and Wales or The Netherlands, and the Issuer and the Guarantors expressly accept the jurisdiction of any such court in any such action. The provisions of this Section 16 are intended to be effective upon the execution of this Agreement without further action by the Issuer or the Guarantors and the introduction of a true copy of this Agreement into evidence shall be conclusive and final evidence as to such matters.
          The Issuer and each Guarantor hereby agrees to indemnify each Underwriter against loss incurred by such Underwriter as a result of any judgment or order being given or made for any amount due hereunder or under the Notes or the Guarantees and such judgment or order being expressed and paid in a currency (the “Judgment Currency”) other than United States dollars and as a result of any variation as between (i) the rate of exchange at which the United States dollar amount is converted into Judgment Currency for the purpose of such judgment or order, and (ii) the rate of exchange at which such Underwriter would have been able to purchase United States dollars with the amount of the Judgment Currency actually received by such Underwriter if such Underwriter had utilized such amount of Judgment Currency to purchase United States dollars as promptly as practicable upon such Underwriter’s receipt thereof. The foregoing indemnity shall constitute a separate and independent obligation of the Issuer and the Guarantors and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include an allowance for any customary or reasonable premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.
SECTION 20. DEFINITIONS.
          The terms that follow, when used in this Agreement, shall have the meanings indicated.
          “Act” shall mean the Securities Act of 1933, as amended and the rules and regulations of the Commission promulgated thereunder.
          “Base Prospectus” shall mean the base prospectus referred to in paragraph 1(a) above contained in the applicable Registration Statement at the Execution Time.
          “Business Day” shall mean any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorized or obligated by law to close in New York City, London or Amsterdam.

27

          “Combined Businesses” means Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Finance BV and their respective subsidiaries, associates and joint ventures.
          “Commission” shall mean the Securities and Exchange Commission.
          “Disclosure Package” shall mean (i) the Base Prospectus, (ii) the Preliminary Prospectus used most recently prior to the Execution Time, (iii) the Issuer Free Writing Prospectuses, if any, identified in Schedule 3 hereto, (iv) the final term sheet prepared and filed pursuant to Section 2(c) hereto, and attached as Schedule 2 hereto, and (v) any other Free Writing Prospectus that the parties hereto shall hereafter expressly agree in writing to treat as part of the Disclosure Package.
          “Effective Date” shall mean each date and time that the applicable Registration Statement and any post-effective amendment or amendments thereto became or becomes effective.
          “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.
          “Execution Time” shall mean the date and time that this Agreement is executed and delivered by the parties hereto.
          “Final Prospectus” shall mean the prospectus supplement relating to the Notes that was first filed pursuant to Rule 424(b) after the Execution Time, together with the Base Prospectus.
          “Free Writing Prospectus” shall mean a free writing prospectus, as defined in Rule 405.
          “Issuer Free Writing Prospectus” shall mean an issuer free writing prospectus, as defined in Rule 433.
          “Preliminary Prospectus” shall mean any preliminary prospectus supplement to the Base Prospectus referred to in paragraph 1(a) above which is used prior to the filing of the Final Prospectus, together with the Base Prospectus.
          “Registration Statement” shall mean the registration statement, as applicable, referred to in paragraph 1(a) above, including exhibits and financial statements and any prospectus supplement relating to the Notes that is filed with the Commission pursuant to Rule 424(b) and deemed part of such registration statement pursuant to Rule 430B, as amended on each Effective Date and, in the event any post-effective amendment thereto becomes effective prior to the Closing Date, shall also mean such registration statement as so amended

28

          “Rule 158”, “Rule 163”, “Rule 164”, “Rule 172”, “Rule 405”, “Rule 415”, “Rule 424”, “Rule 430B” and “Rule 433” refer to such rules under the Act.
          “Trust Indenture Act” shall mean the Trust Indenture Act of 1939, as amended and the rules and regulations of the Commission promulgated thereunder.
          “Well-Known Seasoned Issuer” shall mean a well-known seasoned issuer, as defined in Rule 405.

          If the foregoing correctly sets forth our agreement, please indicate your acceptance hereof in the space provided for that purpose below.

Very truly yours,

REED ELSEVIER CAPITAL INC.

By:	/s/ Kenneth Fogarty

Authorized Signatory

REED ELSEVIER PLC

By:	/s/ Stephen Cowden

Authorized Signatory

REED ELSEVIER NV

By:	/s/ Mark Armour

Authorized Signatory
CONFIRMED AND ACCEPTED,
as of the date first
above written:
BARCLAYS CAPITAL INC.
CITIGROUP GLOBAL MARKETS INC.
HSBC SECURITIES (USA) INC.
J. P. MORGAN SECURITIES INC.
As Representatives of the Underwriters named in Schedule 1
By: CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Brian D. Bednarski
Authorized Signatory
For itself and the other Underwriters
named in Schedule 1 hereto
Signature Page to Underwriting Agreement

Schedule 1

Principal Amount of
Underwriters	2014 Notes
Barclays Capital Inc.	$137,500,000

Citigroup Global Markets Inc.	$137,500,000

HSBC Securities (USA) Inc.	$137,500,000

J. P. Morgan Securities Inc.	$137,500,000

Total	$550,000,000

Principal Amount of
Underwriters	2019 Notes
Barclays Capital Inc.	$237,500,000

Citigroup Global Markets Inc.	$237,500,000

HSBC Securities (USA) Inc.	$237,500,000

J. P. Morgan Securities Inc.	$237,500,000

Total	$950,000,000

Schedule 2
Form of Final Term Sheet
Filed Pursuant to Rule 433
Registration No.333-155717-01
January 13th, 2009
PRICING TERM SHEET
Reed Elsevier Capital Inc.
$550,000,000 7.750% Notes due 2014
$950,000,000 8.625% Notes due 2019
Fully and unconditionally guaranteed by
Reed Elsevier PLC & Reed Elsevier NV

Issuer:	Reed Elsevier Capital Inc.

Guarantors:	Reed Elsevier PLC & Reed Elsevier NV

Title of Securities:	7.750% Notes due 2014 (the “2014 Notes”)
8.625% Notes due 2019 (the “2019 Notes”)

Principal Amount Offered:	$550,000,000 (2014 Notes)
$950,000,000 (2019 Notes)

Maturity Date:	January 15th, 2014 (2014 Notes)
January 15th, 2019 (2019 Notes)

Coupon (Interest Rate):	7.750% semi-annually (2014 Notes)
8.625% semi-annually (2019 Notes)

Interest Payment Dates:	Semi-annually on January and July of each year, beginning on July 15th, 2009

Day Count Fraction:	30/360

Price to Public (Issue Price):	99.744% of principal amount, plus accrued interest from the expected settlement date (2014 Notes) 99.612% of principal amount, plus accrued interest from the expected settlement date (2019 Notes)

Net Proceeds to the Issuer:	$1,488,706,000 (before offering expenses)

Benchmark Treasury:	1.500% due December 2013 (2014 Notes)
3.750% due November 2018 (2019 Notes)

Benchmark Treasury Yield:	1.438% (2014 Notes)
2.309% (2019 Notes)

Spread to Benchmark Treasury:	+ 637.5 basis points (2014 Notes)
+ 637.5 basis points (2019 Notes)

Yield to Maturity:	7.813% (2014 Notes)
8.684% (2019 Notes)

Optional Redemption:	Make-Whole Call at Treasury Rate, plus
50 basis points

Capitalization (in millions):	As of June 30, 2008, after giving effect to the offering of the Notes and the other transactions described in the prospectus supplement under the heading “Capitalization”, on a pro forma basis the Issuer would have had short term borrowings of £1,185 ($1,718), long term borrowings of £4,131 ($5,990) and total capitalization of £5,047 ($7,318).

Ratio of Earnings to Fixed Charges:	After giving effect to the offering of the Notes and the other transactions described in the prospectus supplement under the heading “Ratio of Earnings to Fixed Charges” the ratio of earnings to fixed charges would have been 4.0x (4.3x including RBI ) at June 30, 2008 and 4.0x (4.3x including RBI ) at December 31, 2007.

Trade Date:	January 13th, 2009

Expected Settlement Date (T+3):	January 16th, 2009

CUSIP:	758202 AF2 (2014 Notes)
758202 AG0 (2019 Notes)

ISIN:	US758202AF28 (2014 Notes)
US758202AG01 (2019 Notes)

Joint Book-Running Managers:	Barclays Capital Inc.
Citigroup Global Markets Inc.
HSBC Securities (USA) Inc.
JPMorgan Securities Inc.
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

A-2

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.
You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at 1-888-227-2275 extension 2663, Citigroup Global Markets Inc. toll free at 1-877-858-5407, HSBC Securities (USA) Inc. toll free at 1-866-811-8049 or J.P. Morgan Securities Inc. collect at 212-834-4533.
Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

A-3

Schedule 3
Issuer Free Writing Prospectuses
None.

Exhibit A
Opinion of Freshfields Bruckhaus Deringer LLP, UK Counsel to the Issuer

Barclays Capital Inc.
Citigroup Global Markets Inc.
HSBC Securities (USA) Inc.
J.P. Morgan Securities Inc.
As Representatives of the several Underwriters
named in Schedule 1 to the Underwriting Agreement
dated [•] 2009
C/o Citigroup Global Markets Inc.
390 Greenwich St., 4th Floor
New York, New York 10013

london
65 Fleet Street
London EC4Y 1HS
T	+ 44 20 7936 4000
Direct T	+
F	+ 44 20 7832 7001
Direct F	+
G4 F	+ 44 20 7936 3960
LDE No 23
E
W	freshfields.com

doc id	LON5062164
our ref	ETHE/CJH
your ref
client matter no	103607-0014

[•], 2009
Dear Sirs

(1) Reed Elsevier Capital Inc.:
US$[•]	[•]% Notes due 2014
US$[•]	[•]% Notes due 2019

(2) Introduction
1. We have acted as English legal advisers to Reed Elsevier PLC (REPLC) in relation to joint and several guarantees (the Guarantees) given by REPLC and Reed Elsevier N.V. (RENV) in connection with the issue by Reed Elsevier Capital Inc. (the Issuer) of an aggregate of US$[•] [•]% Notes of the Issuer due 2014 and US$[•] [•]% Notes due 2019 (the Notes). In this matter we have taken instructions solely from REPLC.
2. We have been asked by REPLC pursuant to Section 6(d) of the Underwriting Agreement dated as of [•], 2009 between the Issuer, REPLC, RENV and Barclays Capital Inc., Citigroup Global Markets Inc., HSBC Securities (USA) Inc. and J.P. Morgan Securities Inc. and the other underwriters named in Schedule 1 thereto (together the Underwriters) (the Underwriting Agreement) to deliver our opinion in respect of the issue of the Notes and the granting of the Guarantees endorsed thereon.
(3) Documents Reviewed

3. In connection with the issue of the Notes and the granting of the Guarantees endorsed thereon, we have examined the documents listed in Schedule 1 to this opinion and relied upon the statements as to factual matters contained in or made pursuant to each such document. Terms defined in Schedule 1 have the same meaning where used in this opinion.
(4) Nature of Opinion, and Observations
4.	(a) This opinion is confined to matters of English law (including case law) as at the date of this opinion, and is governed by and shall be construed in accordance with English law. We express no opinion with regard to any system of law other than the laws of England as currently applied by the English courts, and in particular, we express no opinion on European Community law as it affects any jurisdiction other than England.

(b)	Statements relating to United Kingdom taxation and to the need for consents are based on English law (including case law) as applied by the English courts, and on generally published practice of H.M. Revenue & Customs (HMRC), as at the date of this opinion.

(c)	By giving this opinion, we do not assume any obligation to notify you of future changes in law or HMRC practice which may affect the opinions expressed in this opinion, or otherwise to update this opinion in any respect.

(d)	To the extent that the laws of the State of New York, the General Corporation Law of the State of Delaware and any applicable federal laws of the United States of America (upon all of which you have received the advice of Cravath, Swaine & Moore LLP) or the laws of the Netherlands may be relevant, we have made no independent investigation thereof and our opinion is subject to the effect of such laws including the matters contained in the opinions of Simpson Thacher & Bartlett LLP and Freshfields Bruckhaus Deringer LLP, Amsterdam. We express no views on the validity of the matters set out in such opinions.

(e)	We should also like to make the following observations:
(i)	Factual Statements: we have not been responsible for investigating or verifying the accuracy of the facts (including statements of foreign law), or the reasonableness of any statement of opinion or intention, contained in or relevant to any document referred to in this opinion, or that no material facts have been omitted therefrom;

(ii)	Nature of Role: we have not been involved in the detailed preparation or negotiation of the Documents and have reviewed these documents only for the limited purpose of giving this opinion in relation to the issue of the Notes and the granting of the Guarantees. Accordingly, we express no view as to the suitability of the Documents or of their respective provisions or their respective general compliance with market practice or any commercial aspects of such document.
(iii)	Formulae and Cash flows: we have not been responsible for verifying the accuracy or correctness of any formula or ratio (whether expressed in words or symbols) or financial schedule contained in any of the Documents, or any cash flow model used or to be used in connection with the Transaction, or whether such formula, ratio, financial schedule or cash flow model appropriately reflects the commercial arrangements between the parties;

(iv)	Operational Licences: we have not investigated whether REPLC has obtained any of the operational licences, permits and consents which it may require for the purpose of carrying on its business (including the entry into the Documents); and

(v)	Anti-trust: we have not considered whether the entry into the Documents complies with anti-trust, competition, public procurement or state aid laws, nor whether any filings or clearances are required under such laws.
(5) Opinion
5. On the basis stated in paragraph 4, and subject to the assumptions in Schedule 2, the qualifications in Schedule 3 and any matters not disclosed to us, we are of the opinion that:
(a)	Corporate Existence: REPLC has been duly incorporated in Great Britain and registered in England and Wales, and:
(i)	the Company Search revealed no order or resolution for the winding up of REPLC and no notice of appointment of a liquidator, receiver, administrative receiver or administrator in respect of REPLC; and

(ii)	the Winding up Enquiry indicated that no petition for the winding up of REPLC has been presented;
(b)	Corporate Capacity: REPLC has the requisite corporate capacity to own its currently owned property and carry on its businesses as currently operated.

(c)	Corporate Power: REPLC has the requisite corporate capacity to enter into the Documents and to perform its obligations under them;

(d)	Corporate Authorisation: the execution, delivery and performance of the Documents have been duly authorised by all necessary corporate action on the part of REPLC, and the Documents have been duly executed by REPLC;

(e)	Valid/Enforceable Obligations: on the assumption and to the extent that the obligations of REPLC under the Documents constitute legal, valid and binding obligations of REPLC enforceable in accordance with all applicable laws (including the laws of the State of New York) other than the laws of England, the obligations of REPLC under the Documents, when executed and delivered by REPLC as provided in the Indenture, will be recognised by, and enforceable in, the English courts subject to and in accordance with the provisions set out below;
(f)	Consents/Licences: no consents, licences, approvals or authorisations of any governmental or other authority or agency in the United Kingdom are required by law in connection with the execution, delivery and performance of the Underwriting Agreement and the Indenture by REPLC and the issue, delivery or performance of the Guarantees;

(g)	No Violation: the execution, delivery and performance of the Documents by REPLC do not and will not result in any violation by REPLC of any term of its Memorandum or Articles of Association or of any law or regulation having the force of law in England and applicable to REPLC as to performance;

(h)	Filings: no filing or registration of any of the Documents is necessary under English law;

(i)	Choice of Law: the choice of the laws of the State of New York to govern the Documents will (subject to the qualification in paragraph (c) of Schedule 3) be recognised and upheld by the English courts);

(j)	Proceedings in English courts: under the current practice of English Courts, the holders of the Notes with the Guarantees endorsed thereon which are natural persons located in the United States or corporations incorporated, or partnerships organised, under the laws of any state of the United States and the Underwriters would be entitled to commence proceedings as plaintiffs in the English courts against REPLC, subject as is provided below, without any restrictions on such entitlement which are not generally applicable to a resident of the United Kingdom, a British subject or a company incorporated in the United Kingdom; any action brought against REPLC in the English courts would be subject to the rules and procedures of the English courts, including (i) the power of an English court to order a claimant in an action, in certain circumstances, to provide security for costs and (ii) the requirement for the partners of a foreign partnership with no place of business in England to sue in their own names rather than in the name of the partnership unless the partnership is a body corporate or similar entity under the law of the country in which it is formed, in which case it would be entitled to sue in its own name;

(k)	European Union Tax Considerations: the statements in the Prospectus under the caption “Taxation — European Union Tax Considerations” insofar as they purport to summarise European Council Directive 2003/48/EC regarding the taxation of savings income of residents of member states of the European Union, constitute a fair summary of that Directive as at the date of this opinion;

(l)	Judgments by the courts of the State of New York: a judgment rendered by a court of the State of New York or a Federal court of the United States in relation to the Guarantees, the Indenture and the Underwriting Agreement for a final and conclusive judgment for debt or a definite sum of money will be recognized and enforced in England provided that the party against whom the judgment was given properly submitted to the jurisdiction of the courts of the State of New York or a Federal court of the United States (which had jurisdiction under its own laws) and none of the following circumstances apply:
(i)	the judgment was procured by fraud;

(ii)	the judgment was given contrary to the rules of natural or substantial justice, for example where a defendant is deprived of notice of, or an adequate opportunity to take part in, the proceedings;

(iii)	recognition of the judgment would be contrary to English public policy;

(iv)	the judgment conflicts with an English judgment or a foreign judgment given earlier in time;

(v)	enforcement of the judgment would involve the enforcement of a foreign penal or revenue or other public law;

(vi)	enforcement of the judgment would contravene the Protection of Trading Interests Act of 1980, section 5 of which precludes, among other things, the enforcement in the United Kingdom of any judgment given by a court of an overseas country which is a judgment for multiple damages which exceed the compensatory element of the judgment award; or

(vii)	recognition or enforcement thereof would be contrary to the terms of the Administration of Justice Act 1920, the Foreign Judgments (Reciprocal Enforcement) Act 1933 or the Conventions;
(m)	Ranking: on the assumption that the payment obligations of REPLC under the Guarantees are unsecured and unsubordinated, such payment obligations rank equally and rateably with all other unsecured and unsubordinated obligations of REPLC but subject to the rights of any person having secured rights arising by contract or preferred rights, whether such rights arise by statute, law (or the operation thereof) or otherwise;

(n)	Documentary Taxes: no registration, stamp, capital or other similar tax or duty is payable in England on the issue or initial delivery of the Notes or the giving of the Guarantees;

(o)	Withholding Taxes: although the position is not clear, the better view, based on a consideration of the reported cases, is that a payment by REPLC in respect of interest owed by the Issuer under the Underwriting Agreement will not be regarded as having a United Kingdom source for United Kingdom tax purposes. On that basis, no requirement to deduct or withhold on account of United Kingdom income tax in respect of such payments would apply to the Company. The existing case law authority is, however, equivocal and there remains some risk that such payments could be treated as having a United Kingdom source in which case, subject to any relief under an applicable double tax treaty or any applicable exemption, there might be a requirement on such persons to deduct or withhold tax from such payments. No direction will be given in the United Kingdom Centre for Non-Residents unless the relevant forms have been completed by the relevant holder of a Note and certified by the appropriate tax office applicable to the holder.
(6) Benefit of Opinion
6. This opinion is addressed to you solely for your own benefit in relation to the Documents and, except with our prior written consent, is not to be transmitted or disclosed to or used or relied upon by any other person or used or relied upon by you for any other purpose except that The Bank of New York Mellon (as successor to JPMorgan Chase Bank, N.A.) as trustee under the Indenture, may rely on the opinions set out in paragraphs 5(a), 5(b), 5(c), 5(d) and 5(e) (insofar as paragraphs 5(c), 5(d) and 5(e) relate to the Indenture) as though this opinion was addressed to it.
(7) Conflicts of Interest
7. We have not advised you on the content of any of the Documents or assisted you in any way in relation to their negotiation; on those matters you have been separately advised by your counsel. We accept a duty of care to you in relation to the matters opined on in this opinion, but the giving of this opinion is not to be taken as implying that we owe you any wider duty of care in relation to the issue of the Notes and the granting of the Guarantees endorsed thereon or the content of the Documents and their commercial and financial implications. Notwithstanding the provision of this opinion, we expressly reserve the right to represent our client (if it so requests) in relation to any matters affecting any of the Documents at any time in the future (whether or not you retain separate advisers on any such matter), and the fact that we have provided this opinion to you shall not be deemed to have caused us to have any conflict of interest in relation to the giving of any such advice. We shall have no obligation to advise you on any of the matters referred to in this opinion. The provision of this opinion to you does not create or give rise to any client relationship between this firm and you.
Yours faithfully

SCHEDULE 1
DOCUMENTS
(a)	the secretarial certificate of REPLC dated [•] 2009 (the Secretary’s Certificate);

(b)	a copy of the prospectus and prospectus supplement relating to the Notes dated [•] 2009 (the Prospectus);

(c)	a copy of an executed original of the Underwriting Agreement;

(d)	a copy of the indenture (the Indenture) made between JPMorgan Bank, N.A. (formerly The Chase Manhattan Bank), as trustee, the Issuer, REPLC and RENV and dated as of 9 May 1995 and a copy of each supplemental indenture thereto (being the Supplemental Indenture No 1 executed and delivered on March 2, 1998, the Supplemental Indenture No 2 executed and delivered on May 26, 1998, the Third Supplemental Indenture executed and delivered on February 21, 2001, the Fourth Supplemental Indenture executed and delivered on July 25, 2001 and the Fifth Supplemental Indenture executed and delivered on [•] 2009); and

(e)	a copy of the form of the Notes and the Guarantees endorsed thereon attached as Exhibits to the Secretary’s Certificate;
The Underwriting Agreement, the Indenture, each Note and the Guarantees are together referred to as the Documents and sometimes are individually referred to as a Document.

SCHEDULE 2
ASSUMPTIONS
In considering the Documents and in rendering this opinion, we have (with your consent and without any further enquiry) assumed:
(a)	Authenticity: the genuineness of all signatures, stamps and seals on, and the authenticity, accuracy and completeness of, all documents submitted to us (whether as originals or copies);
(b)	Copies: the conformity to originals of all documents supplied to us as photocopies, portable document format (PDF) copies, facsimile copies or e-mail conformed copies;
(c)	Secretary’s Certificate: that each of the statements contained in the Secretary’s Certificate is true and correct as at the date hereof and will be true and correct as at the date of issue of the Notes and the granting of the Guarantees endorsed thereon;
(d)	Directors’ Duties: that the directors of REPLC, in authorising execution of the Guarantees, the Indenture and the Underwriting Agreement, have exercised their powers in accordance with their duties under all applicable laws and the Memorandum and Articles of Association of REPLC;
(e)	Other Parties — Corporate Capacity/Approval: that each of the parties to the Documents (other than REPLC) has the necessary capacity and corporate power to execute, deliver and perform the Documents, and that the Documents have been duly authorised, executed and delivered by each of the parties thereto in accordance with all applicable laws (other than, in the case of REPLC in relation to the Guarantees, the Indenture and the Underwriting Agreement, the laws of England);
(f)	Validity under Other Laws: that the Documents constitute legal, valid and binding obligations of each of the parties thereto enforceable under all applicable laws (including the laws of the State of New York by which each of the Documents is expressed to be governed and the laws of the State of Delaware and the Netherlands but in this regard noting any qualifications as to enforceability of obligations set out in the opinions of Simpson Thacher & Bartlett LLP and Freshfields Bruckhaus Deringer LLP, Amsterdam) (other than, in the case of REPLC in relation to the Underwriting Agreement, the Indenture and the Guarantees, the laws of England) and that insofar as the laws or regulations of any other jurisdiction may be relevant to (i) the obligations or rights of any of the parties under any of the Documents, or (ii) any of the transactions contemplated by any of the Documents, such laws and regulations do not prohibit, and are not inconsistent with, the entering into and performance of any of such obligations, rights or transactions;
(g)	Filings under Other Laws: that all consents, licences, approvals, notices, filings, recordations, publications and registrations which are necessary under any applicable laws (other than, in the case of REPLC, the laws of England) in order to permit the execution, delivery or performance of the Documents or to perfect, protect or preserve any of the interests created by the Documents, have been made or obtained, or will be made or obtained within the period permitted or required by such laws or regulations;

(h)	No Escrow: that the Documents have been delivered by the parties and are not subject to any escrow or other similar arrangement; and that all conditions precedent contained in the Documents have been satisfied and the Documents are unconditional in all respects;
(i)	Unknown Facts: that there are no facts or circumstances (and no documents, agreements, instruments or correspondence) which are not apparent from the face of the Documents or which have not been disclosed to us that may affect the validity or enforceability of the Documents or any obligation therein or otherwise affect the opinions expressed in this opinion;
(j)	Arm’s Length Terms: that the Documents have been entered into for bona fide commercial reasons and on arm’s length terms by each of the parties thereto;
(k)	Company Search: that the information revealed by our search (carried out by us or by ICC Information Ltd. on our behalf on [•] 2009) of the public documents of REPLC kept at Companies House in Cardiff (the Company Search) (i) was accurate in all respects and has not since the time of such searches been altered, and (ii) was complete and included any and all relevant information which had been properly submitted to the Registrar of Companies;
(l)	Winding up Enquiry: that the information revealed by our oral enquiry on [•] 2009 of the Central Registry of Winding up Petitions (the Winding up Enquiry) was accurate in all respects and has not since the time of such enquiry been altered;
(m)	FSMA: that none of the Documents is an agreement the making or performance of which constitutes, or is part of, a regulated activity within the meaning stated in the Financial Services and Markets Act 2000 (the FSMA) carried on by any party to it, and which either:
(i)	is entered into by that party in the course of carrying on the regulated activity in question in contravention of section 19 of the FSMA; or

(ii)	where the party is a person authorised for the purposes of the FSMA, is entered into by that party in the course of carrying on the regulated activity in question and in consequence of something said or done by another person (the third party) in the course of a regulated activity carried on by the third party in contravention of section 19 of the FSMA, and that none of the Documents is entered into by any person as a customer in consequence of a communication in relation to which there has been a contravention of Section 21 of the FSMA;
(n)	Investment activity: that any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of the Notes has only been communicated or caused to be communicated in circumstances in which section 21(1) of the FSMA does not apply to REPLC. These circumstances are set out in the Financial Services and Markers Act 2000 (Financial Promotion) Order 2005 (the Order) and include circumstances where any such communication is made only to or may reasonably be regarded as directed only at persons who are “investment professionals” within the meaning of Article 19(5) of the Order or are persons falling within Article 49(2)(a) to (d) of the Order;

(o)	Offer to the public: that none of the Notes has been or will be offered to the public in the United Kingdom except in circumstances which do not require the publication by REPLC of a prospectus pursuant to Part VI of the FSMA;
(p)	Bad Faith, Fraud, Duress: the absence of bad faith, fraud, coercion, duress or undue influence on the part of any of the parties to the Documents and their respective directors, employees, agents and advisers (excepting, of course, ourselves);
(q)	Representations: that the representations and warranties by the respective parties in the Documents (other than as to matters of law on which we opine in this opinion) are or were, as applicable, true, correct, accurate and complete in all respects on the date such representations and warranties were expressed to be made, and that the terms of the Documents have been and will be observed and performed by the parties thereto;
(r)	Anti-terrorism, money laundering: that the parties have complied (and will continue to comply) with all applicable anti-terrorism, anti-corruption, anti-money laundering, sanctions and human rights laws and regulations, and that performance and enforcement of the Documents is, and will continue to be, consistent with all such laws and regulations;
(s)	New York law: satisfactory evidence of the laws of the State of New York (by which each of the Documents is expressed to be governed) which is required to be pleaded and proved as a fact in any proceedings before the English Courts with respect to the Documents, could and would be so pleaded and proved;
(t)	Listing: that the Notes will not be admitted to the Official List of the UK Listing Authority;
(u)	Registration of Notes: that the Notes will not be registered in a register kept in the United Kingdom by or on behalf of the Issuer;
(v)	Control: that neither the Issuer nor Reed Elsevier NV is controlled within the meaning of section 840 of the Income and Corporation Taxes Act 1988, by a body corporate resident in the United Kingdom;
(w)	UK residency: that:
(i)	the Issuer is not resident in the United Kingdom for tax purposes and has no branch, business establishment or other fixed or permanent establishment in the United Kingdom, and, except to the extent, if any, specifically envisaged by the Documents, interest will not be payable out of any branch, business establishment or other fixed or permanent establishment of the Issuer or any other property in the United Kingdom or out of any source of income in the United Kingdom and the Notes are not secured on any property situated in the United Kingdom; and

(ii)	the Guarantor is solely resident in the United Kingdom for United Kingdom tax purposes and has no branch, business establishment or other fixed or permanent establishment outside the United Kingdom; and
(x)	Issuer Incorporation: that the Issuer is not incorporated in the United Kingdom.

SCHEDULE 3
QUALIFICATIONS
Our opinion is subject to the following qualifications:
(a)	Company Search: the Company Search is not capable of revealing conclusively whether or not:
(i)	a winding up order has been made or a resolution passed for the winding up of a company; or

(ii)	an administration order has been made; or

(iii)	a receiver, administrative receiver, administrator or liquidator has been appointed; or

(iv)	a court order has been made under the Model Law Regulations, since notice of these matters may not be filed with the Registrar of Companies immediately and, when filed, may not be entered on the public microfiche of the relevant company immediately.

In addition, the Company Search is not capable of revealing, prior to the making of the relevant order or the appointment of an administrator otherwise taking effect, whether or not a winding up petition or an application for an administration order has been presented or notice of intention to appoint an administrator under paragraphs 14 or 22 of Schedule B1 to the Insolvency Act 1986 has been filed with the court;
(b)	Winding up Enquiry: the Winding up Enquiry relates only to the presentation of: (i) a petition for the making of a winding up order or the making of a winding up order by the Court, (ii) an application to the High Court of Justice in London for the making of an administration order and the making by such court of an administration order, and (iii) a notice of intention to appoint an administrator or a notice of appointment of an administrator filed at the High Court of Justice in London. It is not capable of revealing conclusively whether or not such a winding up petition, application for an administration order, notice of intention or notice of appointment has been presented or winding up or administration order granted, because:
(i)	details of a winding up petition or application for an administration order may not have been entered on the records of the Central Registry of Winding-up Petitions immediately;

(ii)	in the case of an application for the making of an administration order and such order and the presentation of a notice of intention to appoint or notice of appointment, if such application is made to, order made by or notice filed with, a Court other than the High Court of Justice in London, no record of such application, order or notice will be kept by the Central Registry of Winding-up Petitions;

(iii)	a winding up order or administration order may be made before the relevant petition or application has been entered on the records of the Central Registry, and the making of such order may not have been entered on the records immediately;

(iv)	details of a notice of intention to appoint an administrator or a notice of appointment of an administrator under paragraphs 14 and 22 of Schedule B1 of the Insolvency Act may not be entered on the records immediately (or, in the case of a notice of intention to appoint, at all); and

(v)	with regard to winding up petitions, the Central Registry of Winding-up Petitions may not have records of winding up petitions issued prior to1994;
(c)	Choice of Law: the choice of New York law to govern each of the Documents would not be recognised or upheld by the English courts where to do so would be inconsistent with the EEC Convention on the Law Applicable to Contractual Obligations as applied by virtue of the Contracts (Applicable Law) Act 1990;
(d)	Jurisdiction: no opinion is given as to whether or not the chosen court will take jurisdiction, or whether the English courts would grant a stay of any proceedings commenced in England, or whether the English courts would grant any relief ancillary to proceedings commenced in a foreign court;
(e)	Foreign Courts: we express no opinion as to whether or not a foreign court (applying its own conflict of laws rules) will act in accordance with the parties’ agreement as to jurisdiction and/or choice of law;
(f)	Foreign Currencies: English courts can give judgments in currencies other than sterling if, subject to the terms of the contract, it is the currency which most fairly expresses the claimant’s loss, but such judgments may be required to be converted into sterling for enforcement purposes;
(g)	Security for Costs: under the rules of procedure applicable, an English court may, in certain circumstances, order a claimant in an action, to provide security for costs;
(h)	Unreasonable Decisions: a determination, designation, calculation or certificate of the Banks (as defined in the Underwriting Agreement) as to any matter provided for in the Documents might, in certain circumstances, be held by an English court not to be final, conclusive and binding (for example, if it could be shown to have an unreasonable or arbitrary basis or not to have been reached in good faith), notwithstanding the provisions of the relevant Document;
(i)	Stamp Duty Indemnities: any undertakings or indemnities in relation to United Kingdom stamp duties given by REPLC may be void under the provisions of Section 117 of the Stamp Act 1891;
(j)	Penalties: any provision in the Documents providing for the payment of additional moneys by any party consequent on such party’s breach, whether expressed by way of additional interest, liquidated damages or otherwise, would be unenforceable if such provision was held to constitute a penalty and not a genuine and reasonable pre-estimate of the loss likely to be suffered as a result of the breach or default in question. We express no opinion as to whether any such provision does constitute such a genuine and reasonable pre-estimate;
(k)	Amendments to Guaranteed Contracts: an English court may interpret restrictively any provision purporting to allow the beneficiary of a guarantee or other suretyship to make a material amendment to the obligations to which the guarantee or suretyship relates without further reference to the guarantor or surety. In relation to the Guarantees, we would advise obtaining the confirmation of the guarantor or surety in such circumstances;
(l)	Severability: in some circumstances an English court would not give effect to any provision of the Documents which provides that in the event of any invalidity, illegality or unenforceability of any provision of any such document, the remaining provisions thereof shall not be affected or impaired, in particular if to do so would not accord with public policy or would involve the court in making a new contract for the parties;
(m)	Enforcement Limitations: an English court may refuse to give effect to any provision in an agreement: (i) for the payment of expenses in respect of the costs of enforcement (actual or contemplated) or of unsuccessful litigation brought before an English court or where the court has itself made an order for costs; or (ii) which would involve the enforcement of foreign revenue or penal laws; or (iii) which would be inconsistent with English public policy;
(n)	“Enforceable”: the term “enforceable” as used in this opinion means that the obligations assumed by the relevant party under the relevant document are of the type which the English courts enforce. This opinion is not to be taken to imply that any obligation would necessarily be capable of enforcement in all circumstances in accordance with its terms. In particular:
(i)	an English court will not necessarily grant any remedy the availability of which is subject to equitable considerations, or which is otherwise in the discretion of the court. In particular, orders for specific performance and injunctions are, in general, discretionary remedies under English law and specific performance is not available where damages are considered by the court to be an adequate alternative remedy;

(ii)	claims may become barred under the Limitation Act 1980 or the Foreign Limitation Periods Act 1984 or may be or become subject to the defence of set-off or to counterclaim;

(iii)	where obligations are to be performed in a jurisdiction outside England, they may not be enforceable in England to the extent that performance would be illegal under the laws, or contrary to the exchange control regulations, of the other jurisdiction;

(iv)	the enforcement of obligations may be limited by the provisions of English law applicable to agreements held to have been frustrated by events happening after their execution;

(v)	where a judgement is obtained against a State, the State may, even where it has submitted to the jurisdiction of the English courts in relation to the substantive dispute, be able to resist the enforcement of the judgment on grounds of state immunity;
(vi)	it is uncertain whether the parties can agree in advance the governing law of claims connected with the contract but which are not claims on the contract, such as tort claims;

(vii)	enforcement of obligations may be invalidated by reason of fraud; and

(viii)	the enforcement of obligations may be limited or excluded by the provisions of the Human Rights Act 1998;
(o)	Informal Amendments: we express no view on any provision in the Documents requiring amendments or waivers to be in writing and signed by the parties, in so far as such provision suggests that informal amendments or waivers could not be effectively agreed upon or granted by or between the parties, or implied by the course of conduct of the parties;

(p)	Agreements to Agree: where any provision of the Documents provides that the parties shall agree a matter at a later date, an English court will not enforce the obligation of any party to so agree or to negotiate with the other party, unless the subject matter of such agreement is sufficiently certain to be capable of enforcement;

(q)	Other Contracts: to the extent that any operative provision in a Document is reliant on a provision in another contract, or such other contract, and such provision or such contract is held to be void then such operative provision would also be unenforceable, to the extent of such reliance;

(r)	Exculpatory Provisions: the effectiveness of contractual terms exculpating a party from liabilities or duties otherwise owed is limited by law;

(s)	Confidentiality: provisions imposing confidentiality obligations may be overridden by the requirement of legal process;

(t)	Insolvency: this opinion is subject to all applicable laws relating to insolvency, bankruptcy, administration, reorganisation, liquidation or analogous circumstances;

(u)	Entire Agreement Clauses: an English court may not recognise the effectiveness of an entire agreement clause, particularly in circumstances where pre-contractual representations have been made which are alleged to be fraudulent;

(v)	Indemnity: any indemnity obligations imposed under any of the Documents may not be legal, valid, binding or enforceable insofar as they relate to fines and penalties arising out of matters of civil or criminal liability;

(w)	Exercise of Statutory Powers: any provision of the Documents which restricts the exercise of a statutory power by a party may be ineffective;

(x)	Set-off: we express no opinion on whether a right of set-off against contingent, unascertained or unmatured obligations would be effective; and

(y)	Privity of Contracts: a person who is not a party to a contract may not be able to enforce any provisions of that contract which are expressed to be for the benefit of that person, if and to the extent that the Contracts (Rights of Third Parties) Act 1999 has been disapplied.

Exhibit B
Opinion of Freshfields Bruckhaus Deringer LLP, Dutch Counsel to the Issuer

Barclays Capital Inc.		amsterdam
Citigroup Global Markets Inc.		Strawinskylaan 10
HSBC Securities (USA) Inc.		1077 XZ Amsterdam
J.P. Morgan Securities Inc.	T +	31 20 485 7000
As Representatives of the several Underwriters	Direct T +	31 20 485 7620
named in Schedule 1 to the Underwriting Agreement	F +	31 20 485 7001
dated [•] 2009	Direct F +	31 20 517 7620
C/o Citigroup Global Markets Inc.	E	thijs.flokstra@freshfields.com
390 Greenwich St., 4th Floor	W	freshfields.com
New York, New York 10013
	our ref	TPF/MS
January [   ], 2009
Dear Sirs,
$[•][•]% notes due 200
$[•][•]% notes due 2014
Introduction
1. We have acted as legal advisers to Reed Elsevier N.V. (the Company) with respect to certain matters of Netherlands law in relation to a joint and several guarantee by Reed Elsevier PLC and the Company in connection with the issue by Reed Elsevier Capital Inc. of an aggregate of $[•][•]% notes due 2014 and $[•][•]% notes due 2019 (together the Notes).
This opinion letter is delivered to you pursuant to section 6(e) of the Underwriting Agreement (as defined in the Schedule hereto (the Schedule)).
We are providing this opinion to you at the request of our client, Reed Elsevier Inc., for the purpose of enabling a condition precedent to the Underwriting Agreement to be satisfied. We have not advised you or any other person on the content of any of the Opinion
Freshfields Bruckhaus Deringer LLP is a limited liability partnership registered in England and Wales with registered number OC334789. It is regulated by the Solicitors Regulation Authority.
A list of the members (and of the non-members who are designated as partners) of Freshfields Bruckhaus Deringer LLP and their qualifications is available for inspection at its registered office, 65 Fleet Street, London EC4Y 1HS or at the above address. Any reference to a partner means a member, or a consultant or employee with equivalent standing and qualifications, of Freshfields Bruckhaus Deringer LLP or any of its affiliated firms or entities. Freshfields Bruckhaus Deringer LLP’s Amsterdam office includes attorneys, civil law notaries, tax advisers and solicitors.
Freshfields Bruckhaus Deringer LLP has taken over the practice of Freshfields Bruckhaus Deringer with effect from 1 May 2008. Please refer to www.freshfields.com/support/legalnotice for information on the transfer of the business and regulatory information.
Bank account Stichting Derdengelden Freshfields Bruckhaus Deringer LLP 25.60.49.947
Abu Dhabi Amsterdam Bahrain Barcelona Beijing Berlin Bratislava Brussels Cologne Dubai Düsseldorf Frankfurt am Main Hamburg Hanoi Ho Chi Minh City Hong Kong London Madrid Milan Moscow Munich New York Paris Rome Shanghai Tokyo Vienna Washington

Documents (as defined in the Schedule hereto) or assisted you or any other person in any way in relation to the negotiation of the Opinion Documents or the transactions contemplated thereby. The provision of this opinion is not to be taken to imply that we owe any duty of care to any person other than our clients in relation to the Opinion Documents and the transactions contemplated thereby, other than our duty of care to you which is solely in relation to the contents of this opinion, or to preclude us advising or acting on behalf of our clients in connection with any matter arising in relation to the Opinion Documents.
2. In rendering the opinions set out below we have examined the documents listed in the Schedule hereto.
3. Words and expressions defined in the Schedule shall, unless the context otherwise requires, bear the same respective meaning when used in this opinion.
Limitations
4.	This opinion is subject to the following limitations:
(a)	This opinion is confined to the laws with general applicability (wettelijke regels met algemene gelding) of the Netherlands and, insofar as they are directly applicable in the Netherlands, the European Union, all as they stand as at the date hereof and as such laws are currently interpreted in published authoritative case law of the courts of the Netherlands (Netherlands law); accordingly, we express no opinion with regard to any other system of law (including the law of jurisdictions other than the Netherlands in which our firm has an office), even in cases where, in accordance with Netherlands law, any foreign law should be applied; furthermore, we do not express any opinion on public international law or on the rules of or promulgated under any treaty or by any treaty organisation (except as otherwise stated above).
(b)	We express no opinion on any taxation laws of any jurisdiction (including the Netherlands), except for the opinions expressed in paragraphs 6(m)-6(o) below.
(c)	We express no opinion on any anti-trust, competition, data protection or insider trading laws of any jurisdiction (including the Netherlands).
(d)	We express no opinion that the future or continued performance of a party’s obligations or the consummation of the transactions contemplated by the Opinion Documents will not contravene Netherlands law, its application or interpretation if altered in the future.
(e)	We express no opinion as to the correctness of any representation given by any of the parties (express or implied) under or by virtue of the Documents, save if and insofar as the matters represented are the subject matter of a specific opinion herein.
(f)	In rendering this opinion we have exclusively examined the documents listed in the Schedule and we have conducted such investigations of Netherlands law as we have deemed necessary or advisable for the purpose of giving this opinion letter; as to matters of fact we have relied on the documents listed in the Schedule and any other document we have deemed relevant, and on statements or certificates of public officials.
(g)	We have not been responsible for investigating or verifying the accuracy of the facts (or statements of foreign law) or the reasonableness of any statements of opinion or intention contained in any documents, or for verifying that no material facts or provisions have been omitted therefrom; nor have we verified the accuracy of any assumption made in this opinion letter.

(h)	Netherlands legal concepts are expressed in English terms and not in their original Dutch terms; the concepts concerned may not be identical to the concepts described by the same English terms as they exist in the laws of other jurisdictions.

(i)	This opinion may only be relied upon on the express condition that any issues of the interpretation or liability arising hereunder will be governed by Netherlands law and be brought before a court in the Netherlands.

(j)	This opinion speaks as of the date hereof; no obligation is assumed to update this opinion or to inform any person of any changes of law or other matters coming to our knowledge and occurring after the date hereof, which may affect this opinion in any respect.

(k)	The opinions expressed in this opinion letter have no bearing on declarations made, opinions expressed or statements of a similar nature made by any of the parties in the Opinion Documents.
Assumptions
5.	In rendering this opinion we have assumed that:
(a)	all documents reviewed by us and submitted to us as originals are true, complete and authentic; all documents reviewed by us and submitted to us as facsimile or photocopy are in conformity with the originals and such originals are true, complete and authentic; and the signatures on all such documents are genuine;
(b)	at the time when any Corporate Document was signed, each person who is a party to or signatory of that Corporate Document, as applicable (i) had been validly incorporated, was validly existing and, to the extent relevant in such party’s jurisdiction, in good standing under the laws applicable to such party, (ii) had all requisite power, authority and legal capacity to sign that Corporate Document and to perform all juridical acts (rechtshandelingen) and other actions contemplated thereby and (iii) has validly signed that Corporate Document;
(c)	the Articles of Association have not been amended;

(d)	(i) the Company has not been declared bankrupt (failliet verklaard), (ii) the Company has not been granted a suspension of payments (surseance van betaling), (iii) the Company has not become subject to any of the other insolvency proceedings (together with the proceedings in paragraph (5)(d)(i) and (5)(d)(ii) referred to as the Insolvency Proceedings) referred to in Article 1(1) of Council Regulation (EC) no. 1346/2000 of 29 May 2000 on Insolvency Procedures (the Insolvency Regulation), (iv) the Company has not been dissolved (ontbonden), (v) the Company has not ceased to exist pursuant to a legal merger or demerger (juridische fusie of splitsing), and (vi) no order for the administration (bewind) of the assets of the Company has been made; the assumptions referred to in (i), (ii), (iv), (v) and (vi) are supported by our enquiries today with the Commercial Register and the court in Amsterdam which have not revealed any information that any such event has occurred with respect to the Company; however, such enquiries are not conclusive evidence that no such events have occurred;
(e)	the Company has complied with its obligations under the Netherlands Works Council Act (wet op de ondernemingsraden) with respect to the transactions contemplated by the Opinion Documents;
(f)	the information set forth in the Extract is accurate and complete on the date hereof;
(g)	the Resolutions have not been revoked (ingetrokken) or amended and have not been and will not be declared null and void by a competent court [and the powers of attorney granted in the [Board] Resolutions have not been, and will not be, amended, revoked (ingetrokken), terminated or declared null and void by a competent court] and the statements and confirmations set out in the Resolutions are true and correct;
(h)	none of [NAME SIGNATORIES] [or any of the [other] managing directors of the Company] (in whatever capacity) has a conflict of interest (tegenstrijdig belang) with the Company in relation to the transactions contemplated by the Opinion Documents;
(i)	the entering into the Opinion Documents and the transactions contemplated thereby are in the corporate interest (vennootschappelijk belang) of the Company;
(j)	none of the Opinion Documents has since the date of its execution been amended, rescinded or terminated by any of the parties thereto;
(k)	each of the parties to any of the Opinion Documents (other than the Company) (i) has been validly incorporated, is validly existing and, to the extent relevant in such party’s jurisdiction, in good standing under the laws applicable to such party, (ii) has the power, capacity and authority to enter into, execute and deliver the Opinion Documents to which it is a party and to exercise its rights and perform its obligations thereunder, and (iii) has duly authorised and validly executed and, to the extent relevant, delivered all Opinion Documents to which it is a party;

(l)	each of the Opinion Documents constitutes the legal, valid, binding and enforceable obligations of each party thereto (other than the Company) enforceable against such party in accordance with its terms;
(m)	under the laws of the State of New York to which the Indenture and the Underwriting Agreement are expressed to be subject and under any other applicable laws (other than Netherlands law), (i) the Company has validly executed and, to the extent relevant, delivered, the Indenture and the Underwriting Agreement and (ii) each of the Indenture and the Underwriting Agreement constitutes the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with its terms;
(n)	the submission by the Company to the jurisdiction of the U.S. Federal or New York State court in the Borough of Manhattan, City of New York, New York with regard to any disputes under the Underwriting Agreement is valid and binding under the laws of any applicable jurisdiction (other than the Netherlands) and the U.S. Federal or New York State court in the Borough of Manhattan, City of New York, New York will assume jurisdiction on the basis thereof;
(o)	under any applicable law (other than Netherlands law) all claims against the Company under the Opinion Documents rank at least equally and rateably with any other claims against the Company that are unsecured and not preferred by operation of law;
(p)	the Opinion Documents properly represent the intentions (wil) of the parties thereto formed free of error, fraud, duress or abuse of circumstances;
(q)	the Company is not required to be licensed pursuant to the Netherlands Financial Supervision Act (Wet op het financieel toezicht);
(r)	the consent, approval or authorisation (other than any consent, approval or authorisation of the kind referred to in paragraph 6(k) below) of any person and any other step which is required in relation to the execution and delivery of the Opinion Documents and the performance and observance of the terms thereof by the parties has been obtained or taken at the date of this opinion or will be taken in good time and has been or will be maintained, and that none of those transactions will infringe the terms of, or constitute a default under, any agreement or other instrument or obligation to which any party to the Opinion Documents is a party, in such a manner as would entitle any other party to the Opinion Documents to assert that its liability to perform any of its obligations under any of the Opinion Documents was thereby diminished or impaired;
(s)	the terms of the Opinion Documents are bona fide arm’s length commercial terms and the Opinion Documents are entered into for bona fide commercial reasons;

(t)	the appointment by the Company of Henry Horbaczewski, in his capacity as general counsel to Reed Elsevier Inc., or his successor in such capacity, at 125 Park Avenue, New York, New York 10017 (the Process Agent) pursuant to Section 19 of the Underwriting Agreement as its authorised agent upon whom documents may be served in any proceedings relating to the Underwriting Agreement and any other documents required to be served in relation to those proceedings constitute valid, binding and effective appointments; and
(u)	the Guarantee, taken together with any and all other relevant guarantees already given by the Company, does not exceed the limit as determined by the board of the Company.
Opinion
6. On the basis of, and subject to, the foregoing and the matters set out in paragraphs 7 and 8 and any factual matters, documents or events not disclosed to us, we are of the opinion that as at the date hereof:
Status
(a)	The Company has been validly incorporated and is existing as a public company with limited liability (naamloze vennootschap) under Netherlands law.
(b)	The Company has the necessary corporate power to enter into the Opinion Documents and to perform its obligations thereunder.
(c)	The execution by the Company of the Opinion Documents and the performance by the Company of its obligations thereunder have been duly authorised by all corporate action required to be taken by the Company under Netherlands corporate law and the Articles of Association.
(d)	Assuming that the signature[s] appearing on the Opinion Documents on behalf of the Company [is]/[are] the signature[s] of [NAME] the Opinion Documents have been validly executed on behalf of the Company in accordance with Netherlands law.
Enforceability
(e)	The execution by the Company of the Opinion Documents and the performance by the Company of its obligations thereunder do not conflict with mandatory provisions of Netherlands law or the Articles of Association.
(f)	There is no reason under Netherlands law why the contractual obligations of the Company expressed in the Opinion Documents would not be enforceable against the Company.
Jurisdiction

(g)	The submission by the Company in accordance with the terms of the jurisdiction provisions in the Underwriting Agreement to the jurisdiction of any U.S. Federal or New York State court in the Borough of Manhattan, City of New York, New York is binding upon the Company.
(h)	The choice of the laws of the State of New York as the governing law of the Indenture and the Underwriting Agreement is a valid choice of law with respect to the obligations of the Company thereunder and binding under the laws of the Netherlands.
(i)	In the absence of an applicable treaty between the United States of America and the Netherlands, a judgment obtained against the Company in the U.S. Federal or New York State court in the Borough of Manhattan, City of New York, New York in a dispute with respect to which the parties have validly agreed in the Underwriting Agreement that such courts are to have jurisdiction, will not be directly enforced by the courts in the Netherlands. In order to obtain a judgement which is enforceable in the Netherlands, the claim must be relitigated before a competent court of the Netherlands; the relevant Netherlands court has discretion to attach such weight to a judgment of the U.S. Federal or New York State court in the Borough of Manhattan, City of New York, New York as it deems appropriate; based on case law, the courts of the Netherlands may be expected to recognize the binding effect of a final, conclusive and enforceable money judgment of a court of competent jurisdiction in the United States of America without re-examination or re-litigation of the substantive matters adjudicated thereby, provided that (i) the relevant U.S. Federal or New York State court in the Borough of Manhattan, City of New York, New York had jurisdiction in the matter in accordance with standards which are generally accepted internationally; (ii) the proceedings before such court complied with principles of proper procedure; and (iii) such judgment does not conflict with the public policy of the Netherlands.
Process Agent
(j)	The appointment by the Company of the Process Agent pursuant to Section 19 of the Underwriting Agreement is legal, valid and binding under the laws of the Netherlands;
Consents
(k)	No authorisation, approval, consent or order from, or filing with, any governmental authority or court in the Netherlands is required to be made or obtained as at the date hereof in connection with the execution by the Company of the Opinion Documents or the performance by the Company of its obligations thereunder which, if not obtained or made, would adversely affect the validity or enforceability of the Opinion Documents.
Ranking

(l)	In Insolvency Proceedings opened against the Company in the Netherlands, any actual and unconditional monetary claims (geldvorderingen) against the Company under the Opinion Documents will rank equally and rateably with all such other claims against the Company which are unsecured and which are not preferred by operation of law.
Taxation
(m)	All payments by the Company under the Guarantee may be made free of withholding or deduction of any taxes of whatever nature imposed, levied, withheld or assessed by the Netherlands or any political subdivision or taxing authority thereof or therein.
(n)	No Netherlands registration tax, custom duty, transfer tax, capital tax, stamp duty or any other similar documentary tax or duty, other than court fees, will be payable in the Netherlands in respect of or in connection with the execution, delivery and/or enforcement by legal proceedings (including the enforcement of any foreign judgement in the Courts of the Netherlands) of the Guarantee or the performance by the Company of its obligations thereunder.
(o)	The statements in the Prospectus under the caption “Taxation – European Union Savings Tax Directive” insofar as they purport to summarise European Council Directive 2003/48/EC regarding the taxation of savings income of residents of member states of the European Union, constitute a fair summary of that Directive as at the date of this opinion.
Qualifications
7.	Our opinion is subject to the following qualifications:
(a)	our opinion is subject to and limited by the provisions of any applicable bankruptcy, insolvency, moratorium, suspension of payments, emergency and other similar rules and laws of general application relating to or affecting generally the enforcement of creditors’ rights and remedies from time to time in effect; no opinion is given or implied herein that if insolvency proceedings would be opened with respect to the Company, such insolvency proceedings would be opened in the Netherlands or be governed by Netherlands law; no opinion is given or implied herein on the effects of any foreign laws that may apply in such insolvency proceedings pursuant to the Insolvency Regulation or otherwise;
(b)	our opinions with respect to the validity or enforceability of the Opinion Documents or any legal act (rechtshandeling) forming part thereof or contemplated thereby are subject to and limited by the protection afforded by Netherlands law to creditors whose interests have been adversely affected pursuant to the rules of Netherlands law relating to (x) unlawful acts (onrechtmatige daden) based on Section 6:162 et seq. of the Netherlands Civil Code (Burgerlijk Wetboek) and (y) fraudulent conveyance or preference (actio pauliana) within the meaning of Section 3:45 of the Netherlands

Civil Code (Burgerlijk Wetboek) and/or Section 42 et seq. of the Netherlands Bankruptcy Act (Faillissementswet);
(c)	the terms “enforceable” and “enforceability” as used in this opinion letter indicate that the relevant obligations are of a type for which Netherlands law generally provides a remedy; they do not imply that the obligations and remedies provided in the Opinion Documents would always be enforceable in accordance with their specific terms; enforcement in the courts of the Netherlands will in any event be subject to the acceptance by such courts of jurisdiction, the availability of defences and the nature of the remedies available in the Netherlands courts;
(d)	any enforcement of the Opinion Documents and foreign judgments in the Netherlands will be subject to the rules of civil procedure as applied by the courts of the Netherlands; service of process for any proceedings before the courts of the Netherlands must be performed in accordance with Netherlands rules of civil procedure; the taking of concurrent proceedings in more than one jurisdiction in which Council Regulation (EC) No. 44/2001 of 22 December 2000 on Jurisdiction and the Recognition and Enforcement of Judgments in Civil and Commercial Matters (the Council Regulation), the Convention on Jurisdiction and the Enforcement of Judgements in Civil and Commercial Matters of 27 September 1968 (as amended), or the 1988 Lugano Convention on Jurisdiction and the Enforcement of Judgements in Civil and Commercial Matters (together the Conventions), is applicable, may be precluded by Article 27 of the Council Regulation or Article 21 of the Conventions; as regards jurisdiction generally, the courts of the Netherlands have powers to stay proceedings if concurrent proceedings are brought elsewhere; furthermore, the ability of any party to assume control over another party’s proceedings before the courts of the Netherlands may be limited by Netherlands rules of civil procedure;
(e)	the concept of “delivery” of a document is not known under Netherlands law and, therefore, delivery of a document is not required under Netherlands law in order to render a document valid, legally binding and enforceable;
(f)	it is uncertain under Netherlands law whether, upon the enforcement of a money judgment expressed in a foreign currency against assets situated in the Netherlands by way of an enforced sale (executieverkoop), proceeds can be obtained in such foreign currency;
(g)	if Insolvency Proceedings would be opened with respect to the Company under Netherlands law, claims of which payment is sought from the estate (and not from the enforcement of collateral security) in any currency other than Euro must be valued on the basis of the exchange rate prevailing on the date on which such Insolvency Proceedings are opened;
(h)	no opinion is given herein with respect to the validity and effect of any provision in the Opinion Documents excluding the right of any party thereto to claim the nullity or the dissolution thereof;

(i)	the Company may in certain circumstances have to comply with reporting requirements in connection with payments made to and by the Company under the Opinion Documents pursuant to the Financial Foreign Relations Act 1994 (Wet financiële betrekkingen buitenland 1994) and the rules promulgated thereunder;
(j)	any provision in the Opinion Documents to the effect that such agreements or any of the provisions thereof shall be binding on the assigns (rechtsopvolgers niet onder algemene titel) of any party thereto may not be enforceable in the Netherlands against any such assign in the absence of any further agreement to that effect with any such assign;
(k)	a power of attorney (volmacht) or mandate (lastgeving) (i) can under Netherlands law only be made irrevocable to the extent its object is the performance of juridical acts (rechtshandelingen) in the interest of the representative appointed thereby or of a third party (and subject to the power of the court to amend or disapply the provisions by which it is made irrevocable for serious reasons (gewichtige redenen) and (ii) will terminate or become ineffective upon Insolvency Proceedings being opened under Netherlands law with respect to the issuer thereof (irrespective of the law applicable to the power of attorney);
(l)	no opinion is given herein with respect to (i) any authorisation which any of the parties to the Opinion Documents (other than the Company) may require under the Netherlands Financial Supervision Act (Wet op het financieel toezicht) or the Trust Offices Supervision Act (Wet toezicht trustkantoren) in order to perform the activities and services contemplated by the Opinion Documents or (ii) the consequences of the lack of such authorisation on any of the Opinion Documents;
(m)	the amount of any payment under the Opinion Documents which is in the nature of a penalty or liquidated damage payment may be mitigated by order of the court if this is manifestly required in the interest of fairness;
(n)	we have not verified the accuracy and completeness of the information included in the Prospectus and no opinion is given or implied herein that such information is not misleading; we express no opinion as to whether the Prospectus contains all the information required pursuant to the Netherlands Financial Supervision Act (Wet op het financieel toezicht);
(o)	with respect to the obligations of the Company under any of the Opinion Documents, the courts of the Netherlands may (i) apply Netherlands law in a situation where those rules are mandatory irrespective of the law otherwise applicable to that Opinion Document, (ii) give effect to the mandatory rules or the law of any other country with which the situation has a close connection, if and insofar as, under law of such country, those rules must be applied whatever the law applicable to that Opinion Document, (iii) refuse the application of a rule of the law of any country otherwise applicable to that Opinion Document, if such application is manifestly incompatible with the public policy (“ordre public”) of the Netherlands and (iv) have regard to the laws of the country in which performance takes place as to the manner of performance and the steps to be taken in the event of defective performance;
(p)	the opinion and other statements expressed herein relating to the Opinion Documents are subject to the qualification that as Dutch lawyers we are not qualified or able to assess the true meaning and purport under applicable law (other than Netherlands law) of the terms of the Opinion Documents and the obligations thereunder of the parties thereto, and we have made no investigation of such meaning and purport; our review of the Opinion Documents and any other documents subject or expressed to be subject to any law other than Netherlands law has therefore been limited to the terms of such documents as they appear to us on the basis of such review and only in respect of any involvement of Netherlands law; and
(q)	the recognition of the submission by the Company to the jurisdiction of the U.S. Federal or New York State court in the Borough of Manhattan, City of New York, New York with respect to the Underwriting Agreement will be subject to the conditions and limitations of domestic Netherlands rules of civil procedure, such as the limitation that the application for provisional, including protective, measures which are available under the laws of a jurisdiction may be made to the courts of such jurisdiction.
Benefit of opinion
8. This opinion is addressed to you solely for your own benefit in relation to the transactions contemplated by the Opinion Documents and, except with our prior written consent, is not to be transmitted or disclosed to or used or relied upon by any other person or used or relied upon by you for any other purpose.
Yours faithfully,
Freshfields Bruckhaus Deringer LLP

THE SCHEDULE
(a)	a facsimile copy of an extract from the Commercial Register of the Amsterdam Chamber of Commerce (the Commercial Register) dated 7 October 2008 relating to the Company, and confirmed upon our request by the Commercial Register by telephone to be correct as at the date hereof (the Extract);
(b)	a facsimile copy of the deed of incorporation of the Company dated 23 January 1979;
(c)	a facsimile copy of the articles of association of the Company dated 4 January 2008 which, according to the Extract, are the Company’s articles of association currently in force and effect (the Articles of Association);
(d)	executed copies of:
(i)	a resolution of the managing board of directors dated [..] January 2009;

(ii)	a resolution of the supervisory board of directors dated [...] January 2009;
(e)	a draft prospectus and prospectus supplement relating to the Notes (the Prospectus);
(f)	a form of the Notes;
(g)	a form of the guarantees endorsed on the Notes, guaranteeing the Notes (the Guarantee);
(h)	executed copies of:
(i)	the fifth supplemental indenture, between, inter alios, Reed Elsevier Capital Inc. as issuer, the Company and Reed International PLC as guarantors and The Bank of New York Mellon as trustee dated [...] January 2009 in relation to the indenture dated as of 9 May 1995 between JPMorgan Chase Bank, N.A. (formerly the Chase Manhattan Bank) as trustee, Reed Elsevier Capital Inc. as issuer and the Company and Reed Elsevier NV as guarantors, together with the first, second, third, fourth and fifth supplemental agreements thereto (the Indenture); and

(ii)	an underwriting agreement dated [...] January 2009 between, inter alios, Reed Elsevier Capital Inc., the Company and Barclays Capital Inc., Citibank Global Markets Inc., HSBC Securities (USA) Inc. and J. P. Morgan Securities Inc. as representatives of the underwriters named in Schedule 1 thereto (the Underwriting Agreement).
The documents referred to above in items (b) to (h) (inclusive) are herein referred to as the Documents; the documents referred to above in items (b) to (d) (inclusive) are herein referred to as the Corporate Documents; the documents referred to above in item (d) are herein referred to as the Resolutions; and the documents referred to above in item (h) are herein referred to as the Opinion Documents.

Exhibit C
Opinion of Simpson Thacher & Bartlett LLP, US Counsel to the Issuer
January 16, 2009
Barclays Capital Inc.
Citigroup Global Markets Inc.
HSBC Securities (USA) Inc.
J. P. Morgan Securities Inc.
As representatives of the several Underwriters
     named in Schedule 1
     to the Underwriting Agreement
     referred to below
c/o Citigroup Global Markets Inc.
390 Greenwich Street, 4th Floor
New York, New York 10013
Ladies and Gentlemen:
     We have acted as United States counsel to Reed Elsevier Capital Inc., a Delaware corporation (the “Company”), Reed Elsevier PLC, an English public limited company, and Reed Elsevier NV, a Dutch company (each of Reed Elsevier PLC and Reed Elsevier NV is referred to herein individually as a “Guarantor” and together as the “Guarantors”), in connection with the purchase by you of [  ] aggregate principal amount of [  ]% Notes due 2014 (the “2014 Notes”) and [  ] aggregate principal amount of [  ] % Notes due 2019 (together with the 2014 Notes, the “Notes”), issued by the Company, and unconditionally guaranteed by the Guarantors, pursuant to the Underwriting Agreement dated January 13, 2009 among the Company, the Guarantors and you (the “Underwriting Agreement”).

     We have examined the Registration Statement on Form F-3 (File No. 333-155717) filed by the Company and the Guarantors under the U.S. Securities Act of 1933, as amended (the “Securities Act”), as it became effective under the Securities Act (the “Registration Statement”); the Company’s and the Guarantors’ prospectus dated November 26, 2008 (the “Base Prospectus”), as supplemented by the prospectus supplement dated January [   ], 2009 (together with the Base Prospectus, the “Prospectus”), filed by the Company and the Guarantors pursuant to Rule 424(b) of the rules and regulations of the U.S. Securities and Exchange Commission (the “Commission”) under the Securities Act, which pursuant to Form F-3 incorporates by reference or is deemed to incorporate by reference the joint Annual Report on Form 20-F of the Guarantors for the fiscal year ended December 31, 2007, the joint reports on Form 6-K of the Guarantors filed on November 26, 2008 and on January 13, 2009, (collectively, the “Exchange Act Documents”), each as filed under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”); the Company’s and the Guarantors’ preliminary prospectus supplement dated January 13, 2009 (together with the Base Prospectus, the “Preliminary Prospectus”), filed by the Company and the Guarantors pursuant to Rule 424(b) of the rules and regulations of the Commission under the Securities Act; the pricing term sheet, dated January 13, 2009, relating to the Notes, as filed pursuant to Rule 433 of the rules and regulations of the Commission under the Securities Act (together with the Preliminary Prospectus, the “Pricing Disclosure Package”); the Indenture, dated as of May 9, 1995, among the Company, the Guarantors and The Bank of New York Mellon (as successor to The Chase Manhattan Bank), as trustee (the “Trustee”), as previously amended and supplemented, and as further supplemented by the Fifth Supplemental Indenture, dated as of January 16, 2009 among the Company, Reed Elsevier PLC, Reed Elsevier NV, the Trustee, The Bank of New York Mellon, as London Paying Agent, and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying Agent (collectively, the “Indenture”), relating to the Notes; the Authorized Officers’ Certificate, dated January 16, 2009, relating to the Notes; the global notes representing the Notes; the guarantees annexed to the Notes (the “Guarantees”); and the Underwriting Agreement. In addition, we have examined, and have relied as to matters of fact upon, the documents delivered to you at the closing and upon originals, or duplicates or certified or conformed copies, of such corporate and other records, agreements, documents and other instruments and such certificates or comparable documents of public officials and of officers and representatives of the Company and the Guarantors and have made such other investigations, as we have deemed relevant and necessary in connection with the opinions hereinafter set forth.
     In such examination, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as duplicates or certified or conformed copies and the authenticity of the originals of such latter documents.
     In rendering the opinions set forth in paragraphs 2, 3 and 4 below, we have also assumed that (1) each Guarantor is validly existing and in good standing under the laws of the jurisdiction in which it is organized, (2) each Guarantor has duly authorized, executed and delivered the Underwriting Agreement, the Indenture and the Guarantees in

accordance with its respective articles of association and the laws of the jurisdiction in which each of them is organized, (3) the execution, delivery and performance by each Guarantor of the Underwriting Agreement, the Indenture and the Guarantees do not violate the laws of the jurisdiction in which each of them is organized or any other applicable laws (except that no such assumption is made with respect to the law of the State of New York and U.S. federal law) and (4) the execution, delivery and performance by each Guarantor of the Underwriting Agreement, the Indenture and the Guarantees do not and will not constitute a breach or violation of any agreement or instrument which is binding upon each Guarantor.
     Based upon the foregoing, and subject to the qualifications, assumptions and limitations stated herein, we are of the opinion that:
     1. The Company has been duly incorporated and is validly existing and in good standing as a corporation under the law of the State of Delaware and has full corporate power and authority to conduct its business as described in the Registration Statement and the Prospectus.
     2. The Indenture has been duly authorized, executed and delivered by the Company, duly executed and delivered in accordance with the law of the State of New York by the Guarantors and duly qualified under the U.S. Trust Indenture Act of 1939, as amended, and, assuming that the Indenture is the valid and legally binding obligation of the Trustee, the Indenture constitutes a valid and legally binding obligation of the Company and each of the Guarantors enforceable against the Company and each of the Guarantors in accordance with its terms, and the Indenture conforms in all material respects to the requirements of the Trust Indenture Act and the applicable rules and regulations thereunder.
     3. The Notes have been duly authorized, executed and issued by the Company and, assuming due authentication thereof by the Trustee and upon payment and delivery in accordance with the Underwriting Agreement, will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms and entitled to the benefits of the Indenture.
     4. The Guarantees have been duly executed and issued in accordance with the law of the State of New York by the Guarantors, and, assuming due authentication of the Notes by the Trustee and upon payment for and delivery of the Notes in accordance with the Underwriting Agreement, the Guarantees will constitute a valid and legally binding obligation of each of the Guarantors enforceable against each of the Guarantors in accordance with their terms and entitled to the benefits of the Indenture.
     5. The statements made in each of the Pricing Disclosure Package and the Prospectus under the captions “Description of Debt Securities and Guarantees” and “Description of the Notes and Guarantees,” insofar as they purport to constitute summaries of certain terms of the Indenture, the Notes and the Guarantees, constitute accurate summaries of such terms of such documents in all material respects.
     6. The statements made in the Prospectus under the caption “Taxation—United States Federal Income Tax Considerations”, insofar as they purport to constitute summaries of matters of U.S. federal tax law and regulations or legal conclusions with respect thereto, constitute accurate summaries of the matters described therein in all material respects.
     7. The Underwriting Agreement has been duly authorized, executed and delivered by the Company, and duly executed and delivered in accordance with the law of the State of New York by the Guarantors.
     8. The issue and sale of the Notes by the Company, the execution, delivery and performance by the Company of the Underwriting Agreement and the execution and delivery of the Indenture by the Company will not breach or result in a default under any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument identified on the annexed schedule furnished to us by the Company and which the Company has represented lists all material agreements and instruments to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the property or assets of the Company or any of its subsidiaries is subject, nor will such action violate the Certificate of Incorporation or By-laws of the Company or any U.S. federal or New York state statute or the Delaware General Corporation Law or any rule or regulation that has been issued pursuant to any U.S. federal or New York state statute or the Delaware General Corporation Law or any order known to us issued pursuant to any U.S. federal or New York state statute or the Delaware General Corporation Law by any court or governmental agency or body having jurisdiction over the Company or any of its subsidiaries or any of their properties.
     9. No consent, approval, authorization, order, registration or qualification of or with any U.S. federal or New York state governmental agency or body or any Delaware governmental agency or body acting pursuant to the Delaware General Corporation Law or, to our knowledge, any U.S. federal or New York state court or any Delaware state court acting pursuant to the Delaware General Corporation Law is required for the issue and sale of the Notes by the

Company, the issue of the Guarantee by the Guarantors, and the compliance by the Company and the Guarantors with the provisions of the Underwriting Agreement and the Indenture, except for the registration under the Securities Act of the Notes, and such consents, approvals, authorizations, registrations or qualifications as may be required under state securities or Blue Sky laws in connection with the purchase and distribution of the Notes by the Underwriters.
     10. The Registration Statement has become effective under the Securities Act; the Prospectus was filed on January [      ], 2009 pursuant to Rule 424(b) of the rules and regulations of the Commission under the Securities Act; and, to our knowledge, no stop order suspending the effectiveness of the Registration Statement has been issued or proceeding for that purpose has been instituted or threatened by the Commission.
     11. To our knowledge, there are no statutes or pending or threatened legal or governmental proceedings required to be described in the Prospectus which are not described as required, or any contracts or documents of a character required to be described in the Prospectus that are not described and filed or incorporated by reference as required.
     12. Neither the Company nor any Guarantor is an “investment company” within the meaning of and subject to regulation under the U.S. Investment Company Act of 1940, as amended.
     Our opinions set forth in paragraphs 2, 3 and 4 above are subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, (ii) general equitable principles (whether considered in a proceeding in equity or at law) and (iii) an implied covenant of good faith and fair dealing. In addition, we express no opinion as to the validity, legally binding effect or enforceability of Section 110 of the Indenture relating to the separability of provisions of the Indenture.
     In connection with the provisions of the Indenture, Notes and Guarantees under which the Company and the Guarantors submit to the jurisdiction of the courts of the United States of America located in the Borough of Manhattan, City and State of New York, we note the limitations of 28 U.S.C. §§1331 and 1332 on the subject matter jurisdiction of the U.S. federal courts. In connection with the provisions of the Indenture which relate to forum selection (including any waiver of any objection to venue in any court or of any objection that a court is an inconvenient forum), we note that under NYCPLR §510 a New York state court may have discretion to transfer the place of trial and under 28 U.S.C. §1404(a) a United States District Court has discretion to transfer an action from one U.S. federal court to another.
     In rendering the opinion set forth in paragraph 12 above, we have relied upon the Statement of Facts of the Company and the Guarantors attached hereto as Exhibit A.
     We do not express any opinion herein concerning any law other than the law of the State of New York and the federal law of the United States and the Delaware General Corporation Law. We understand that, with respect to all matters governed by the laws of England or The Netherlands, you are relying upon the opinion letters, dated the date hereof, rendered to you by Freshfields Bruckhaus Deringer, English and Dutch counsel to the Company and the Guarantors, which are being delivered to you pursuant to the Underwriting Agreement.
     This opinion letter is rendered to you in connection with the above-described transaction. This opinion letter may not be relied upon by you for any other purpose, or relied upon by, or furnished to, any other person, firm or corporation without our prior written consent, except that the Trustee may rely on the opinions set forth in paragraphs 1, 2, 3 and 4 as though this opinion were addressed to it and contained only such numbered paragraphs.
Very truly yours,
SIMPSON THACHER & BARTLETT LLP

C-7